Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

EDENS INVESTMENT TRUST,

EDENS LIMITED PARTNERSHIP,

SATURN SUBSIDIARY, LLC

and

AMREIT, INC.

Dated as of October 31, 2014

ARTICLE I THE MERGER		5

1.01	The Merger	5

1.02	Closing	5

1.03	Effective Time	5

1.04	Effects	5

1.05	Operating Company Agreement	5

1.06	Members and Officers of Surviving LLC	5

1.07	Pre-Merger Transactions	6

ARTICLE II EFFECTS OF THE MERGER		7

2.01	Effects on Shares and Membership Interests	7

2.02	Exchange of Shares	7

2.03	Adjustments	9

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		10

3.01	Organization, Standing and Power	10

3.02	Company Subsidiaries; Equity Interests	10

3.03	Capital Structure	11

3.04	Authority; Execution and Delivery; Enforceability; No Appraisal Rights	12

3.05	No Conflicts; Consents	13

3.06	SEC Documents; Financial Statements; Undisclosed Liabilities	14

3.07	Information Supplied	16

3.08	Absence of Certain Changes or Events	16

3.09	Taxes	16

3.10	Labor Relations	19

3.11	Employee Benefits	20

3.12	Litigation	22

3.13	Compliance with Applicable Laws	22

3.14	Environmental Matters	22

3.15	Property	23

3.16	Intellectual Property	26

3.17	Contracts	27

3.18	Insurance	29

3.19	Interested Party Transactions	29

3.20	Brokers	30

3.21	Opinion of Financial Advisor	30

3.22	Inapplicability of Takeover Statutes; No Rights Plan	30

3.23	Investment Company Act	30

3.24	No Other Representations and Warranties	30

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES		31

4.01	Organization, Standing and Power	31

4.02	Organization of Merger Sub; No Prior Activities	31

4.03	Authority; Execution and Delivery; Enforceability	31

4.04	No Conflicts; Consents	32

4.05	Information Supplied	32

4.06	Brokers	32

4.07	Absence of Litigation	33

4.08	Takeover Statutes	33

4.09	Solvency	33

4.10	Financing	33

4.11	No Other Representations and Warranties	34

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		34

5.01	Conduct of Business	34

5.02	Control of the Operations	38

5.03	No Solicitation	38

ARTICLE VI ADDITIONAL AGREEMENTS		42

6.01	Preparation of Proxy Statement; Stockholders Meeting	42

6.02	Access to Information; Confidentiality	43

6.03	Reasonable Best Efforts; Notification	44

6.04	Certain Tax Matters	47

6.05	Benefit Plans	47

6.06	Financing	50

6.07	Indemnification	51

6.08	Fees and Expenses	53

6.09	Public Announcements	57

6.10	Transfer Taxes	57

6.11	Merger Sub Compliance	57

6.12	Stockholder Litigation	57

6.13	State Takeover Statutes; Other Matters	58

6.14	Further Assurances	58

ARTICLE VII CONDITIONS PRECEDENT		58

7.01	Conditions to Each Party’s Obligation to Effect the Merger	58

7.02	Additional Conditions to Obligations of the Buyer Parties	58

7.03	Additional Conditions to Obligations of the Company	60

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		60

8.01	Termination	60

8.02	Effect of Termination	62

8.03	Amendment	62

8.04	Extension; Waiver	62

8.05	Procedure for Termination, Amendment, Extension or Waiver	62

ARTICLE IX GENERAL PROVISIONS		63

9.01	Nonsurvival of Representations and Warranties	63

9.02	Notices	63

9.03	Definitions	64

9.04	Interpretation; Exhibits and Disclosure Letters	71

9.05	Severability	72

9.06	Counterparts	72

9.07	Entire Agreement; No Third Party Beneficiaries	72

9.08	Governing Law	73

9.09	Assignment	73

9.10	Consents and Approvals	73

9.11	Enforcement	73

9.12	No Recourse to Financing Sources	75

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 31, 2014, among Edens Investment Trust, a Maryland statutory trust (“Parent”), Edens Limited Partnership, a Delaware limited partnership (“Operating Partnership”), Saturn Subsidiary, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Operating Partnership (“Merger Sub”, and together with Parent and Operating Partnership, the “Buyer Parties”), and AmREIT, Inc., a Maryland corporation (the “Company”).

WHEREAS, the parties wish to effect a business combination through a merger of the Company with and into Merger Sub on the terms and subject to the conditions set forth in this Agreement (the “Merger”) and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Delaware Limited Liability Company Act (the “LLC Act”);

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively with the Merger, the “Transactions”) and (ii) determined that the terms of the Merger and the other Transactions are advisable and in the best interests of the Company;

WHEREAS, the Company Board has directed that the Merger and, to the extent stockholder approval is required, the other Transactions be submitted for consideration at a meeting of the Company’s stockholders and has resolved to recommend that the Company’s stockholders vote to approve the Merger and, to the extent stockholder approval is required, the other Transactions;

WHEREAS, the Buyer Parties have approved this Agreement and the Merger and declared that this Agreement and the Merger are advisable on the terms and subject to the conditions set forth herein;

WHEREAS, the parties intend that, for U.S. federal income Tax purposes, the Merger will be treated as a taxable sale by the Company of all of the Company’s assets to the Operating Partnership in exchange for the Merger Consideration (as defined herein) and the assumption of all of the Company’s liabilities, followed by a distribution of such Merger Consideration to the stockholders of the Company in liquidation pursuant to Sections 331, 336 and 562 of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of liquidation” of the Company for U.S. federal income Tax purposes; and

WHEREAS, the Buyer Parties and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, the parties hereto agree as follows (capitalized terms not defined at the first use of such terms shall have the meanings ascribed to such terms in Section 9.03 hereof or as otherwise ascribed to such terms herein):

ARTICLE I
THE MERGER

1.01       The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the MGCL and the LLC Act, the Company shall be merged with and into Merger Sub at the Effective Time. At the Effective Time, the separate corporate existence of the Company shall cease and the Merger Sub shall continue as the surviving limited liability company in the Merger (“Surviving LLC”).

1.02       Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Morrison & Foerster LLP, 2000 Pennsylvania Avenue N.W., Suite 6000, Washington, D.C., at 9:00 a.m. (Eastern Time) on the second (2nd) Business Day following the satisfaction (or, to the extent permitted by Law, waiver by all parties hereto) of the conditions set forth in Article VII (other than those that by their terms are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other time and date as shall be agreed upon in writing among the Buyer Parties and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

1.03       Effective Time. On the Closing Date or as soon as practicable thereafter, the parties hereto shall duly file (a) articles of merger in a form that complies with the MGCL (the “Articles of Merger”), with the State Department of Assessments and Taxation of Maryland (the “SDAT”), in accordance with the relevant provisions of the MGCL and (b) a certificate of merger (the “Certificate of Merger”) with the Office of the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the LLC Act. The parties shall make all other filings or recordings required under the MGCL and the LLC Act. The Merger shall become effective at such time as the Articles of Merger and the Certificate of Merger have been accepted for record by the SDAT and duly filed with the Delaware Secretary of State, respectively, or at such other date and time (not to exceed thirty (30) days from the date the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger is duly filed with the Delaware Secretary of State) as the Buyer Parties and the Company shall agree and designate in such filing in accordance with the MGCL and the LLC Act (the time that the Merger becomes effective being the “Effective Time”).

1.04       Effects. The Merger shall have the effects set forth in the MGCL and the LLC Act.

1.05       Operating Company Agreement; Certificate of Formation. The limited liability company operating agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company operating agreement of Surviving LLC until thereafter amended as provided therein or by law (the “Operating Agreement”). The certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation of Surviving LLC until thereafter amended as provided therein or by law

1.06       Members and Officers of Surviving LLC. Parent, the sole member of Merger Sub immediately prior to the Effective Time, shall be the sole member of Surviving LLC and the officers of Merger Sub, if any, immediately prior to the Effective Time shall be the initial officers of Surviving LLC, each to hold office in accordance with the terms of the Operating Agreement of Surviving LLC.

1.07       Pre-Merger Transactions. The Buyer Parties shall have the option, in their sole discretion and without requiring the further consent of the Company, the Company Board or the Company’s stockholders, upon reasonable notice to the Company, to request that the Company, immediately prior to the Closing, (a) convert or cause the conversion of one or more of the Company’s subsidiaries (“Company Subsidiaries”) that are organized as corporations into limited liability companies (or other entities) and one or more Company Subsidiaries that are organized as limited partnerships or limited liability companies into other entities, on the basis of Organizational Documents as reasonably requested by the Buyer Parties, (b) sell or cause to be sold all of the capital stock, shares of beneficial interests, partnership interests or limited liability interests owned, directly or indirectly, by the Company in one or more Company Subsidiaries to any person at a price and on terms all as designated by the Buyer Parties, and (c) sell or cause to be sold any of the assets of the Company or one or more Company Subsidiaries to any person at a price and on terms all as designated by the Buyer Parties (clauses (a), (b) and (c) being “Requested Transactions”); provided, however, that (i) none of the Requested Transactions shall delay or prevent the completion of the Merger, (ii) the Requested Transactions shall be implemented as close as possible to the Effective Time (but after the Buyer Parties shall have waived or confirmed that all conditions to the consummation of the Merger have been satisfied), (iii) neither the Company nor any Company Subsidiary shall be required to take any action in contravention of any Law or Organizational Document, (iv) the consummation of any such Requested Transactions shall be contingent upon the receipt by the Company of a written notice from the Buyer Parties confirming that all of the conditions set forth in Sections 7.01 and 7.02 have been satisfied (or, with respect to Section 7.02, at the option of the Buyer Parties, waived) and that the Buyer Parties are prepared to proceed immediately with the Closing (it being understood that in any event the Requested Transactions will be deemed to have occurred prior to the Closing), (v) the Requested Transactions (or the inability to complete the Requested Transactions) shall not affect or modify in any respect the obligations of the Buyer Parties under this Agreement, including payment of the Merger Consideration, (vi) neither the Company nor any Company Subsidiary shall be required to take any such action that could adversely affect the classification of the Company as a “real estate investment trust” (a “REIT”) within the meaning of Section 856 of the Code, and (vii) neither the Company nor any Company Subsidiary shall be required to take any such action that would reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to, any stockholder or other equity interest holder of the Company, or other adverse consequences to the stockholders or equity holders of the Company as a whole, incrementally greater than the Taxes or other adverse consequences to such party in connection with the consummation of this Agreement in the absence of such action taken pursuant to this Section 1.07 unless such holders are indemnified by the Buyer Parties for such incremental Taxes. The Buyer Parties shall upon request by the Company advance to the Company all reasonable out-of-pocket costs to be incurred by the Company or, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company in connection with any actions taken by the Company in accordance with this Section 1.07 (including reasonable fees and expenses of their Representatives). The Buyer Parties, on a joint and several basis, hereby agree to indemnify and hold harmless the Company and the Company Subsidiaries, and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions. Without limiting the foregoing, none of the representations, warranties or covenants of the Company shall be deemed to apply to, or deemed breached or violated by, any of the Requested Transactions.

ARTICLE II
EFFECTS OF THE MERGER

2.01       Effects on Shares and Membership Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the common stock of the Company, par value $0.01 per share (the “Company Common Stock”), or holders of any membership interests in Merger Sub:

(a)          Membership Interests of Merger Sub. Each membership interest in Merger Sub issued and outstanding immediately prior to the Effective Time shall remain as one issued and outstanding membership interest in Surviving LLC.

(b)          Conversion of the Company Common Stock.

(i)          Subject to Section 2.01(c), each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive an amount equal to $26.55 per share of the Company Common Stock, in cash and without interest (the “Merger Consideration”).

(ii)         As of the Effective Time, all such shares of the Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of shares of Company Common Stock (the “Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such Shares in accordance with Section 2.02, without interest.

(iii)        As provided in Section 2.02(g), the right of any holder of Shares to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding that is required under applicable Tax Laws.

(c)          Company Restricted Stock. The Buyer Parties acknowledge that all outstanding shares of Company Common Stock subject to vesting or other forfeiture conditions or repurchase rights by the Company or a Company Subsidiary (such shares, the “Company Restricted Stock”) that remain unvested or otherwise subject to forfeiture conditions or repurchase shall automatically become fully vested and free of any such forfeiture conditions or repurchase rights immediately prior to the Effective Time, and each share of Company Restricted Stock shall be considered an outstanding share of Company Common Stock for all purposes of this Agreement, including the right to receive the Merger Consideration.

2.02       Exchange of Shares.

(a)          Paying Agent. Prior to the Effective Time, the Buyer Parties shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying

Agent”) for the payment of the Merger Consideration upon surrender of Shares. Prior to the Effective Time, the Buyer Parties shall, or shall cause the Surviving LLC to, deposit with the Paying Agent to be held in trust for the benefit of holders of Shares all of the cash necessary to pay for the shares of the Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.01(b) (such cash being hereinafter referred to as the “Exchange Fund”). The Buyer Parties shall, or shall cause the Surviving LLC to, promptly deposit additional funds with the Paying Agent in an amount equal to any deficiency in the amount required to make such payment.

(b)          Exchange Procedure. Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving LLC or the Buyer Parties shall cause the Paying Agent to mail to each holder of record of Shares that were converted into the right to receive the Merger Consideration pursuant to Section 2.01, (i) a letter of transmittal (which shall be in customary form and have such other provisions as the Buyer Parties and the Company shall reasonably agree) and (ii) instructions for effecting the exchange of Shares for the Merger Consideration. Upon delivery of such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Shares shall be entitled to receive in exchange therefor the amount of Merger Consideration into which the Shares shall have been converted pursuant to Section 2.01. In the event of a transfer of ownership of the Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name such records indicate, if Surviving LLC shall be presented with a proper form for such transfer and the person requesting such payment shall pay any Transfer Taxes or other Taxes required by reason of the payment to a person other than the registered holder of such Shares or shall have established to the satisfaction of the Buyer Parties that such Taxes have been paid or are not applicable. Until the procedures set forth in this Section 2.02 have been satisfied, each Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of Merger Consideration, without interest, into which the Shares have been converted pursuant to Section 2.01. No interest shall be paid or accrue on the cash payable upon surrender of any Shares.

(c)          No Further Ownership Rights in the Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares, subject, however, to the Surviving LLC’s obligation to pay any dividends or to make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such Shares in accordance with the terms of this Agreement or prior to the date of this Agreement and that remain unpaid at the Effective Time; and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving LLC of Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Shares are presented to the Surviving LLC or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)          Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Common Stock for twelve (12) months after the

Effective Time shall be delivered to the Parent upon demand, and any holder of the Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Buyer Parties and the Surviving LLC (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the payment of its claim for Merger Consideration, without any interest thereon.

(e)          No Liability. None of the Buyer Parties, the Surviving LLC, the Company or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Shares have not been surrendered prior to the date on which the Merger Consideration in respect of such Shares would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Shares shall, to the extent permitted by applicable Law, become the property of the Surviving LLC, free and clear of all claims or interest of any person previously entitled thereto.

(f)          Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by the Buyer Parties; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investments shall be paid to Parent, or as directed by, the Buyer Parties. In no event, however, shall such investment or any such payment of interest or income delay the receipt by holders of Shares of the Merger Consideration, or otherwise impair such holders’ rights hereunder.

(g)          Withholding Rights. The Buyer Parties, the Surviving LLC or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of the Company Common Stock or any holder of Company Restricted Stock such amounts as the Buyer Parties, the Surviving LLC or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity responsible for the assessment, determination, collection or administration of any Tax (“Taxing Authority”) by the Buyer Parties, the Surviving LLC or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of the Company Common Stock or the holder of Company Restricted Stock, as the case may be, in respect of which such deduction and withholding was made by the Buyer Parties, the Surviving LLC or the Paying Agent.

2.03       Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, or any stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) after December 31, 2013 and up to the day that is three (3) Business Days prior to the date hereof (such documents filed with the SEC, subject to the penultimate sentence in Section 9.04, being the “Filed Company SEC Documents”) or (ii) the letter, dated as of the date of this Agreement, from the Company to the Buyer Parties (the “Company Disclosure Letter”), the Company represents and warrants to the Buyer Parties that:

3.01       Organization, Standing and Power.

(a)          The Company, each Company Subsidiary, and each JV Entity is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has full corporate or other power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted, except where the failure to be in good standing or have such power or authority, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect. The Company, each Company Subsidiary, and each JV Entity is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.

(b)          The Company has made available to the Buyer Parties true, complete, and accurate copies of the Organizational Documents of the Company, each Company Subsidiary, and the JV Entities (including any amendments, modifications or side letters thereto).

3.02       Company Subsidiaries; Equity Interests.

(a)          Except as set forth in Section 3.02(a) of the Company Disclosure Letter, all of the outstanding shares of capital stock or other equity interests of each Company Subsidiary are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests other than Liens or other restrictions specified in any Material Contracts existing as of the date of this Agreement.

(b)          Each entity in which the Company or any Company Subsidiary has a direct or indirect interest set forth on Section 3.02(b) of the Company Disclosure Letter (the “JV Entities”), was organized in the jurisdictions set forth on Section 3.02(b) of the Company Disclosure Letter, and the names of the members and partners in each JV Entity and their respective percentage interests of each such member or partner in each JV Entity is set forth on

Section 3.02(b) of the Company Disclosure Letter. The Company or the applicable Company Subsidiary identified on Section 3.02(b) of the Company Disclosure Letter owns all of the interests of the JV Entities set forth next to the Company’s or such Company Subsidiary’s name on Section 3.02(b) of the Company Disclosure Letter, free and clear of all Liens other than restrictions on transfer or repurchase rights set forth in the Organizational Documents of such JV Entity. Except for its interests in the Company Subsidiaries and the JV Entities, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity or voting interest in any person.

3.03       Capital Structure.

(a)          The authorized capital stock of the Company consists of 1,000,000,000 shares of the Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”, and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on October 30, 2014 (the “Measurement Date”), (i) 19,685,084 shares of the Company Common Stock (which includes 529,090 shares of Company Restricted Stock) were issued and outstanding, (ii) 825,647 additional shares of the Company Common Stock were reserved and available for issuance pursuant to the AmREIT 1999 Flexible Incentive Plan and (iii) no shares of Company Preferred Stock were issued or outstanding. All outstanding shares of Company Common Stock and Company Restricted Stock have been duly authorized and validly issued and fully paid and non-assessable and were issued free of preemptive rights. Except for the number of shares of Company Common Stock and Company Restricted Stock set forth in clause (i) of the second sentence above, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company Common Stock may vote (“Voting Company Debt”). Except pursuant to the Organizational Documents of the JV Entities, and except for the number of shares of Company Restricted Stock set forth in clause (i) of the second sentence above, there are no options, warrants, rights, convertible or exchangeable securities, commitments, or undertakings of any kind to which the Company, any Company Subsidiary or any JV Entity is a party or by which any of them is bound (i) obligating the Company, any Company Subsidiary or any JV Entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company, of any Company Subsidiary or of any JV Entity or any Voting Company Debt or (ii) obligating the Company, any Company Subsidiary or any JV Entity to issue, grant, extend or enter into any such option, warrant, security, commitment or undertaking. There are no outstanding obligations (contingent or otherwise) of the Company, any of the Company Subsidiaries or any JV Entity to repurchase, redeem or otherwise acquire or retire any equity securities of the Company, any of the Company Subsidiaries or any of the JV Entities, except pursuant to the Organizational Documents of the JV Entities, and except as set forth on Section 3.03(a) of the Company Disclosure Letter or pursuant to any Company Benefit Plan relating to the Company Restricted Stock.

(b)          Except pursuant to the Organizational Documents of the JV Entities, and except for the number of shares of Company Restricted Stock set forth in clause (i) of the second sentence of Section 3.03(a), there are no (i) stock option, restricted shares, restricted share units, stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company, any Company Subsidiary or any JV Entity, (ii) voting trusts, proxies or other similar agreements or understandings to which the Company, any Company Subsidiary or any JV Entity was a party or by which the Company, any Company Subsidiary or any JV Entity was bound with respect to the voting of any shares of capital stock of the Company, any Company Subsidiary or any JV Entity, or (iii) contractual obligations or commitments of any character to which the Company, any Company Subsidiary or any JV Entity was a party or by which the Company, any Company Subsidiary or any JV Entity was bound restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of the Company, any Company Subsidiary or any JV Entity.

(c)          Section 3.03(c) of the Company Disclosure Letter sets forth (i) the name of each holder of shares of Company Restricted Stock, (ii) the month and year such shares of Company Restricted Stock were granted and (iii) the number of shares of Company Restricted Stock held by each holder which will be vested at or prior to the Effective Time.

3.04       Authority; Execution and Delivery; Enforceability; No Appraisal Rights.

(a)          The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate actions on the part of the Company are necessary to authorize this Agreement, subject to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Buyer Parties, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except that such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general application relating to or affecting creditors’ rights generally and (ii) subject to general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (clauses (i) and (ii), the “Bankruptcy and Equity Exception”).

(b)          The Company Board, at a meeting duly called and held, duly adopted resolutions unanimously (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are advisable and in the best interests of the Company, (iii) directing that the Merger and the other Transactions be submitted for consideration at the Company Stockholder Meeting, and (iv) recommending that the Company’s stockholders approve the Merger and the other Transactions (such recommendation, the “Company Board Recommendation”).

(c)          Assuming the accuracy of the representations in Section 4.08, the only vote of holders of any class or series of Company Capital Stock necessary to approve the Merger is the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”).

(d)          No holder of Shares nor any other Person will have any appraisal or dissenters’ rights with respect to any Shares, pursuant to the MGCL or any other provision of Law, in connection with the Transactions or the approval of the Merger.

3.05       No Conflicts; Consents.

(a)          The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company’s Organizational Documents or the Organizational Documents of any Company Subsidiary or any JV Entity, (ii) any loan or credit agreement, debenture, contract, lease, license, indenture, note, bond, mortgage, agreement, concession, franchise or other obligation, commitment or instrument, (a “Contract”) to which the Company, any Company Subsidiary or any JV Entity is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any federal, state, local or foreign judgment, preliminary or permanent injunction, decree, order, writ, temporary restraining order, ruling or decree, entered by or with any Governmental Entity (“Judgment”) or any federal, state, local or foreign statute, law, code, ordinance, rule or regulation (“Law”) applicable to the Company, any Company Subsidiary or any JV Entity or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.

(b)          No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any U.S. federal, state, local or foreign government or any court of competent jurisdiction, administrative, regulatory or other governmental agency, authority or commission, other governmental authority or instrumentality or any non-governmental self-regulatory agency, authority or commission, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company, any Company Subsidiary or any JV Entity in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of (A) a proxy statement relating to the approval of the Merger and the other Transactions contemplated by this Agreement by the Company’s stockholders (the “Proxy Statement”), and (B) such reports under Section 13 of the Securities Exchange Act of 1934, as amended as may be required in connection with this Agreement, the Merger and the other Transactions, (ii) such filings as may be required under any state securities Laws, (iii) the filing of the Articles of Merger with the SDAT and the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings as may be required in connection with the Taxes described in Section 6.10, (v) such filings as may be required under the rules and regulations of the New York Stock Exchange and (vi) such other items that, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.

3.06       SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)          The Company has filed or furnished, as applicable, all reports, schedules, forms, statements and other documents with the SEC required to be filed or furnished, as applicable, by the Company or any of the Company Subsidiaries or JV Entities since and including January 1, 2013, under the Exchange Act (such documents, together with any documents and information incorporated therein by reference and together with any documents filed during such period by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”).

(b)          As of its respective date, each Company SEC Document complied as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, each as in effect on the date so filed. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), except to the extent revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)          Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents filed since January 1, 2013, complied as to form at the time it was filed in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, has been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) in all material respects (except, in the case of unaudited financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited financial statements, to normal year-end audit adjustments).

(d)          None of the Company, any Company Subsidiary or any JV Entity has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except liabilities, obligations, conditions or circumstances (i) to the extent disclosed and provided for in the most recent financial statements included in the Filed Company SEC Documents or of a nature not required by GAAP to be reflected thereon, (ii) related to the future performance of any Contract, (iii) incurred or arising in the ordinary course of business since the date of the most recent financial statements included in the Filed Company SEC Documents or in connection with the Transactions, (iv) set forth in Section 3.06(d) of the Company Disclosure Letter, or (v) as would not reasonably be likely to, individually or in the aggregate, have a Company Material Adverse Effect.

(e)          The Company has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Such internal controls provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. Since January 1, 2013, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all known significant deficiencies in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and have identified for the Company’s auditors any material weaknesses in internal controls, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. Since January 1, 2013, the Company has not received any written notification from its independent accountants of any (i) “significant deficiency” or (ii) “material weakness” in the Company’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date hereof.

(f)          The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company required to be disclosed in reports the Company files under the Exchange Act is recorded and made known to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(g)          Except for the JV Entities with respect to the Company, the Company Subsidiaries and other JV Entities, none of the Company, any of the Company Subsidiaries or any of the JV Entities has entered into or is subject to (i) any “off balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or (ii) any other commitment to become a party to any joint venture, off balance sheet partnership or any similar Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries or JV Entities, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, in each case where the results, purpose or effect of such arrangement or commitment is to avoid disclosure of any material transaction involving, or material liabilities of, the Company, any of the Company Subsidiaries or any of the JV Entities in the Company’s or such Company Subsidiary’s published financial statements or other Filed Company SEC Documents.

(h)          Section 3.06(h) of the Disclosure Letter sets forth a list that is true and correct in all material respects of the amounts owed by the Company, any Company Subsidiary or any JV Entity, as of the date indicated thereon, relating to indebtedness for borrowed money.

3.07       Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date that it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, at the date such materials are first mailed to the Company’s stockholders and at the time of the Company Stockholders Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by the Buyer Parties or any of their respective Representatives for inclusion or incorporation by reference therein.

3.08       Absence of Certain Changes or Events. From December 31, 2013 through the date of this Agreement:

(a)          there has not been any Event that, individually or together with any other Event, has had or would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect;

(b)          except in connection with this Agreement and the Transactions or as expressly contemplated or permitted by this Agreement, the Company, each Company Subsidiary and each JV Entity has conducted its respective business in all material respects only in the ordinary course of business;

(c)          there has not been any material change in the accounting methods, principles or practices of the Company or any of the Company Subsidiaries or any of the JV Entities; and

(d)          there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, assets, stock, property or other securities) with respect to any shares of capital stock of or other equity or ownership interest in the Company, any of the Company Subsidiaries or any of the JV Entities (other than dividends or distributions by a Company Subsidiary to the Company or any other Company Subsidiary), or any direct or indirect repurchase, redemption or other acquisition or retirement by the Company, any of the Company Subsidiaries or any of the JV Entities of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company, any of the Company Subsidiaries or any of the JV Entities, except for the declaration and payment by the Company of quarterly dividends on Company Common Stock in accordance with the Company’s prior practice.

3.09       Taxes.

(a)          Each of the Company, the Company Subsidiaries and the JV Entities (i) has timely filed (or had filed on their behalf) all U.S. federal income and other material Tax Returns (as defined below) required to be filed by it (after giving effect to any filing extension granted by a Taxing Authority) under applicable Law and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all

U.S. federal income and other material Taxes (whether or not shown on such Tax Returns) required to be paid by it under applicable Law, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements contained in the Filed Company SEC Documents. None of the Company, any Company Subsidiary or any JV Entity has executed or filed with the Internal Revenue Service (the “IRS”) or any other Taxing Authority any agreement, waiver or other document or arrangement extending the period for assessment or collection of material Taxes (including, but not limited to, any applicable statute of limitation). As used herein, the term “Tax Returns” means all reports, returns, declarations, statements or other written information required to be supplied to a Taxing Authority in connection with Taxes. Unless the context requires otherwise, for purposes of Section 3.09 (other than Section 3.09(b)), “Company” shall be deemed to include the Predecessor Company with respect to its taxable year ended December 31, 2003 through its taxable year ended November 24, 2009.

(b)          Each of the Company and the Predecessor Company, (i) for each taxable year commencing with its taxable year ended December 31, 2008 (in the case of the Company) or its taxable year ended December 31, 2004 through its taxable year ended November 24, 2009 (in the case of the Predecessor Company), has been subject to taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) in the case of the Company, has operated since December 31, 2013 to the date hereof in a manner that will permit it to qualify as a REIT for the taxable year that includes the date hereof, (iii) in the case of the Company, shall continue to operate in such a manner as to permit it to continue to qualify as a REIT for each taxable year through the taxable year that will end with the Merger, and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Taxing Authority to its status as a REIT.

(c)          The Company does not own and has not owned, directly or indirectly (including through one or more partnerships, joint ventures or other pass-through entities), any stock or any other equity ownership interest in any corporation (including any entity classified as a corporation for federal income tax purposes), other than a corporation that, at all times during which the Company has held, directly or indirectly, its stock or other equity ownership interest, has qualified as a “qualified REIT subsidiary,” within the meaning of Section 856(i)(2) of the Code, or as a “taxable REIT subsidiary,” within the meaning of Section 856(1) of the Code.

(d)          Each Company Subsidiary and JV Entity that is a partnership, joint venture, trust or limited liability company has been, since its formation, treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

(e)          None of the Company, any Company Subsidiary or any JV Entity holds any asset the disposition of which would be subject to, or rules similar to, Section 1374 of the Code, Treasury Regulations Section 1.337(d)-7 or any other temporary or final regulations under Section 337(d) of the Code.

(f)          The Company has not incurred any liability for Taxes under Sections 856(c), 856(g), 857(b), 860(c) or 4981 of the Code, Treasury Regulations Sections 1.337(d)-5, 1.337(d)-6 or 1.337(d)-7, or any rules similar to Section 1374 of the Code, in each case that have not been paid. To the knowledge of the Company, none of the Company, any Company Subsidiary or any JV Entity (other than a “taxable REIT subsidiary” of the Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. To the knowledge of the Company, none of the Company, any Company Subsidiary or any JV Entity has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, or “excess interest”, in each case as defined in Section 857(b)(7) of the Code.

(g)          All material deficiencies asserted or assessments made with respect to the Company, any Company Subsidiary or any JV Entity as a result of any examinations by the IRS or any other Taxing Authority of the Tax Returns of the Company, any Company Subsidiary or any JV Entity have been fully paid and there are no other audits, examinations or other proceedings relating to any material Taxes of the Company, any Company Subsidiary or any JV Entity by any Taxing Authority in progress. None of the Company, any Company Subsidiary or any JV Entity has received any written notice from any Taxing Authority that it intends to conduct such an audit, examination or other proceeding in respect of Taxes or to make any assessment for material Taxes and, to the knowledge of the Company, no such audit, examination, or other proceeding is threatened. None of the Company, any Company Subsidiary or any JV Entity is a party to any litigation or pending litigation or administrative proceeding relating to Taxes (other than litigation dealing with appeals of property Tax valuations).

(h)          The Company, the Company Subsidiaries and the JV Entities have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and paid over to the appropriate Taxing Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(i)           No claim has been made in writing by a Taxing Authority in a jurisdiction where the Company, any Company Subsidiary or any JV Entity does not file Tax Returns that the Company, any such Company Subsidiary or any JV Entity is or may be subject to a material amount of Taxes in that jurisdiction and, to the knowledge of the Company, no such claim is threatened.

(j)           None of the Company, any Company Subsidiary or any JV Entity has requested any extension of time within which to file any material Tax Return, which material Tax Return has not yet been filed.

(k)          None of the Company, any Company Subsidiary or any JV Entity is a party to any Tax sharing or similar agreement or arrangement, other than any agreement or arrangement solely between the Company, any Company Subsidiary and any JV Entity, pursuant to which it will have any obligation to make any payments after the Closing.

(l)           None of the Company, any Company Subsidiary or any JV Entity has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or any other Taxing Authority relating to Taxes.

(m)         There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company, any Company Subsidiary or any JV Entity.

(n)          To the knowledge of the Company, as of the date hereof, the Company is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(o)          None of the Company, any Company Subsidiary or any JV Entity is subject, directly or indirectly, to any Tax Protection Agreements.

(p)          None of the Company, any Company Subsidiary or any JV Entity is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code or a “reportable transaction” as such term is used in the Treasury regulations under Section 6011 of the Code.

(q)          Section 3.09(q) of the Company Disclosure Letter sets forth each Company Subsidiary and JV Entity and whether such Company Subsidiary or JV Entity is, for U.S. federal income Tax purposes, a partnership, disregarded entity, “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code or “taxable REIT subsidiary” under Section 856(l) of the Code.

(r)           The aggregate federal income tax basis of the Company’s assets (as determined for federal income tax purposes) is and will be immediately prior to the Merger in excess of the amount of the Company’s liabilities (as determined for federal income tax purposes), including, without limitation, the Company’s proportionate share of any liabilities of a partnership under Section 752 of the Code.

(s)          None of the Company, any Company Subsidiary or any JV Entity (i) is or has been a member of an affiliated group filing a consolidated federal income tax return or (ii) has any liability for the Taxes of another person (excluding the Company, any Company Subsidiary or the Predecessor Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor or by contract.

(t)           Notwithstanding any provision herein to the contrary, the representations in this Section 3.09 are the sole representations of the Company, the Company Subsidiaries and the JV Entities regarding their Tax matters.

3.10       Labor Relations.

(a)         Section 3.10 of the Company Disclosure Letter contains a list, as of the date hereof, of all collective bargaining agreements to which the Company or any Company Subsidiary is a party. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, since January 1, 2013, none of the Company nor any Company Subsidiary has experienced any material strikes, work stoppages, slowdowns, lockouts or, to the knowledge of the Company, union organization attempts, and, to the knowledge of the Company, there is no such item threatened against the Company or any Company Subsidiary.

(b)         To the knowledge of the Company, no employee or officer of the Company, or any Company Subsidiary is in violation of any employment contract, confidentiality or trade secret disclosure agreement, or non-competition agreement, in any material respect, in each case only with respect to agreements to which the Company or any Company Subsidiary is a party.

3.11       Employee Benefits.

(a)          Section 3.11(a) of the Company Disclosure Letter lists each material (i) “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and (ii) bonus, incentive, deferred compensation, stock purchase, stock or stock-based, severance, retention, employment, change in control or fringe benefit plan, program, arrangement, policy or agreement that is sponsored, maintained or contributed to by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director or consultant of the Company or any Company Subsidiary (collectively, the “Company Benefit Plans”).

(b)          The Company has made available to the Buyer Parties true and complete copies of the following with respect to the Company Benefit Plans, as applicable: (i) the Company Benefit Plan and current amendments thereto, (ii) the most recently filed annual report on Form 5500, (iii) the most recently received IRS determination letter or opinion letter, and (iv) the most recent summary plan description and all material modifications thereto.

(c)          Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion issued by the IRS, and to the knowledge of the Company no fact or event has occurred since the date of such determination or opinion letter that would reasonably be likely to adversely affect the qualified status of any such Company Benefit Plan in any way that would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(d)          Each Company Benefit Plan has been operated in all respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and all reports, documents and notices required to be filed with respect to each Company Benefit Plan have been timely filed, except for such noncompliance or failure to file that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(e)          Neither the Company nor any ERISA Affiliate sponsors or has sponsored or contributes to, or has contributed to, any Company Benefit Plan that is subject to the provisions of Section 412 of the Code or Title IV or Section 302 of ERISA, is a voluntary employee beneficiary association, or is a multiemployer plan within the meaning of Section 3(37) of ERISA. Neither the Company nor any Company Subsidiary has any liability with respect to any Company Benefit Plan that provides for any post-employment or postretirement health or medical or life insurance benefits for retired, former or current employees of the Company or any Company Subsidiary, except (i) as required by Section 4980B of the Code, (ii) coverage or benefits the entire cost of which is borne by the employee or former employee or (iii) coverage or benefits in the nature of severance under the employment, severance or change in control plans or agreements listed in Section 3.11(a) of the Company Disclosure Letter, in each case, except for such liability that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(f)          No material action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the knowledge of the Company, is threatened against or threatened to involve, any Company Benefit Plan before any court or arbitrator or any Governmental Entity, including the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation, except for such action, suit, investigation, audit proceeding or claim that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(g)          Each Company Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) that the Company or a Company Subsidiary is a party to has been operated and administered since January 1, 2010 in good faith compliance with Section 409A of the Code and any proposed and final guidance under Section 409A of the Code, except for such noncompliance that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(h)          Neither the Company nor any Company Subsidiary or JV Entity has filed, or is considering filing, an application under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program with respect to any Company Benefit Plan.

(i)          Except as set forth on Section 3.11(i) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby, do not constitute a triggering event under any Company Benefit Plan, policy, arrangement, statement, commitment or agreement, which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment (whether of severance pay or otherwise) of an “excess parachute payment” (as such term is defined in Section 280G of the Code), acceleration, vesting or increase in benefits to any employee or former employee or director of the Company or any Company Subsidiary.

(j)          The Company and the Company Subsidiaries have classified all individuals who perform services for them correctly under each Company Benefit Plan, ERISA, the Code and other applicable law as common law employees, independent contractors or leased employees. except for any misclassification that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(k)          The term “ERISA Affiliate” means any entity that, together with the Company, would be treated as a single employer under Section 414 of the Code.

(l)           Section 3.11(l) of the Company Disclosure Letter sets forth, as of the date hereof, each employee of the Company or any Company Subsidiary and the base compensation paid to each such employee during each of the Company’s two most recent fiscal years.

(m)         The Company, each Company Subsidiary, each JV Entity and each Company Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (a “Company Health Plan”) (i) is currently in compliance with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“PPACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and all regulations and guidance issued thereunder (collectively, with PPACA and HCERA, the “Healthcare Reform Laws”), (ii) has been in compliance with all applicable Healthcare Reform Laws since March 23, 2010 and (iii) no event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company, any Company Subsidiary, any JV Entity or any Company Health Plan to penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code or any other provision of the Healthcare Reform Laws, except in the case of each of (i), (ii) and (iii) above for such noncompliance, occurrence or existence that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

3.12       Litigation. There is no, and since January 1, 2013 there has not been any, claim, suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company, any Company Subsidiary or any JV Entity that, individually or in the aggregate, would reasonably be likely to have a Company Material Adverse Effect. There is no, and since January 1, 2013 there has not been any, Judgment outstanding against the Company, any Company Subsidiary, any JV Entity or any of their respective assets that, individually or in the aggregate, would reasonably be likely to have a Company Material Adverse Effect. Since January 1, 2013, the Company has not received any written notification of, and to the knowledge of the Company there is no, investigation by any Governmental Entity involving the Company, any Company Subsidiary, any JV Entity or any of their respective assets that, individually or in the aggregate, would reasonably be likely to have a Company Material Adverse Effect.

3.13       Compliance with Applicable Laws. None of the Company, any Company Subsidiary or any JV Entity is in violation of, and since January 1, 2013 none of the Company, any Company Subsidiary, or any JV Entity has been given written notice of or been charged with any violation of, any Law or Judgment of any Governmental Entity, except for any such violations that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. As of the date hereof, the Company, each Company Subsidiary and each JV Entity has all permits, authorizations, approvals, registrations, certificates, orders, waivers and variances (each, a “Permit”) necessary to conduct its business as presently conducted except those the absence of which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. To the knowledge of the Company, none of the Company, any Company Subsidiary or any JV Entity has received notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business.

3.14       Environmental Matters. The Company has made available to the Buyer Parties true, complete, and accurate copies of all material environmental or health and safety audits,

studies, reports, analyses, data, and results of investigations with respect to the Company Properties and all material correspondence related to any current or outstanding material liabilities of the Company, any Company Subsidiary or any JV Entity under any Environmental Law. Except as set forth in such reports or as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect:

(a)          the Company, the Company Subsidiaries and the JV Entities (i) are in compliance with all Environmental Laws, (ii) hold all Permits, identification numbers and licenses required under any Environmental Law to own or operate their assets as currently owned and operated (“Environmental Permits”) and (iii) are in compliance with their respective Environmental Permits;

(b)          none of the Company, any Company Subsidiary, any JV Entity or, to the knowledge of the Company, any other person, has released Hazardous Substances on any real property owned, leased or operated by the Company, the Company Subsidiaries or the JV Entities;

(c)          none of the Company, any Company Subsidiary or any JV Entity has received any written notice alleging that the Company, any Company Subsidiary or any JV Entity may be in violation of, or liable under, or a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or any other Environmental Law; and

(d)          none of the Company, any Company Subsidiary or any JV Entity (i) has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and, to the knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto or (ii) is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances. Notwithstanding any other provision of this Agreement, this Section 3.14 sets forth the Company’s sole and exclusive representations and warranties with respect to Hazardous Substances, Environmental Laws or other environmental matters.

3.15       Property.

(a)          Except as set forth in Section 3.15(a)(i) of the Company Disclosure Letter, as of the date hereof, the Company, a Company Subsidiary or a JV Entity owns fee simple title to, or a leasehold interest in, each of the real properties identified in Section 3.15(a)(i) of the Company Disclosure Letter (each property so owned, a “Company Property” and collectively, the “Company Properties”), which comprise all of the real estate properties owned or leased by the Company, the Company Subsidiaries and the JV Entities, as of the date hereof, in each case (except as provided below) free and clear of Liens, except for Permitted Liens and any other limitation of any kind that would not individually, or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(b)          Except as set forth in Section 3.15(b) of the Company Disclosure Letter, the Company has made available to the Buyer Parties copies of all leases that are in effect as of the date hereof and to which the Company or any Company Subsidiary is a party as landlord with respect to each of the applicable Company Properties (such leases, together with all amendments, modifications, supplements, renewals, extensions, guarantees and other documents related thereto, the “Company Leases”) that relate to in excess of 5,000 square feet of net rentable area, which copies are true, correct and complete in all material respects. As of the date hereof, all Company Leases and all leases to which any JV Entity is party as a landlord with respect to each of the Company Properties (the “JV Leases”) that relate to in excess of 5,000 square feet of net rentable area are in full force and effect with respect to the Company and the Company Subsidiaries and the JV Entities, and none of the Company, any Company Subsidiary or any JV Entity has received written notice that the Company or the applicable Company Subsidiary or JV Entity is in default under any such Company Lease or JV Lease, except for violations or defaults that have been cured.

(c)          Except for discrepancies, errors or omissions that, individually or in the aggregate, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the rent rolls for each of the Company Properties, as of October 31, 2014, which rent rolls have previously been made available by or on behalf of the Company, any Company Subsidiary or any JV Entity to the Buyer Parties, are true and correct in all respects with respect to Company Properties owned by the Company, any Company Subsidiary or any JV Entity and (i) correctly reference each lease or sublease that was in effect as of such date, and to which the Company or a Company Subsidiary or any JV Entity is a party as lessor or sublessor with respect to each of the Company Properties and (ii) identify the rent payable under the Company Lease or JV Lease as of such date with respect to Company Properties owned by the Company, any Company Subsidiary or any JV Entity. The Company has made available to the Buyer Parties a list of all security deposit amounts held as of the date hereof under the Company Leases and the JV Leases and such security deposits are in the amounts required by the applicable Company Lease or JV Lease as of the date hereof and which security deposits have been held and applied in all material respects in accordance with Law and the applicable Company Leases as of the date hereof.

(d)          With respect to Company Properties owned by the Company or any Company Subsidiary or any JV Entity as of the date hereof, the Company Properties are not subject to any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title except for Permitted Liens.

(e)          Except as provided for in Section 3.15(e) of the Company Disclosure Letter, valid policies of title insurance (each a “Company Title Insurance Policy”) have been issued insuring, as of the effective date of each such Company Title Insurance Policy, the Company’s, the applicable Company Subsidiary’s or the applicable JV Entity’s fee title to or leasehold interest in each Company Property, subject to the matters disclosed on the Company Title Insurance Policies and Permitted Liens. As of the date of this Agreement, to the knowledge of the Company, each Company Title Insurance Policy is in full force and effect and no claim has been made against any such policy.

(f)          Except as set forth in Section 3.15(f) of the Company Disclosure Letter, to the knowledge of the Company, as of the date hereof, (i) no material certificate, Permit or license from any Governmental Entity having jurisdiction over any of the Company Properties or any agreement, easement or other right that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all driveways, roads and other means of egress and ingress to and from any of the Company Properties has not been obtained and is not in full force and effect, except for any such permits and approvals that are being sought in connection with the development or redevelopment of any Company Properties, and except for such failures to obtain and to have in full force and effect, which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect and (ii) none of the Company, any Company Subsidiary or any JV Entity has received written notice of any violation of any Law affecting any of the Company Properties issued by any Governmental Entity which has not been cured, contested in good faith or which violation would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(g)          Except as set forth in Section 3.15(g) of the Company Disclosure Letter, to the knowledge of the Company, none of the Company, any Company Subsidiary or any JV Entity has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Company Properties, except for any such proceedings that have been initiated in connection with the development or redevelopment of any of the Company Properties, or (ii) any Laws including any zoning regulation or ordinance, building, fire, health or similar Law, code, ordinance, order or regulation has been violated for any Company Property, which in the case of clauses (i) and (ii) above, would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(h)          Section 3.15(h) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of each ground lease pursuant to which the Company, any Company Subsidiary or any JV Entity, is a lessee (individually, together with all amendments, modifications, supplements, renewals, extensions, guarantees and other documents related thereto, a “Ground Lease” and collectively, “Ground Leases”). To the knowledge of the Company, as of the date hereof, each Ground Lease is in full force and effect and none of the Company or any Company Subsidiary has received a written notice that it is in default under any Ground Lease which remains uncured. The Company has made available to the Buyer Parties copies of each Ground Lease. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (i) none of the Company, any Company Subsidiary or any JV Entity is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Ground Lease, (ii) no event has occurred which would result in a breach or violation of, or a default under, any Ground Lease by the Company, any Company Subsidiary, any JV Entity or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both), and (iii) each Ground Lease is valid, binding and enforceable (subject to the Bankruptcy and Equity Exception) in accordance with its terms and is in full force and effect with respect to the Company or the applicable Company Subsidiary or JV Entity and, to the knowledge of the Company, with respect to the other parties thereto.

(i)           (i) Section 3.15(i)(i) of the Company Disclosure Letter lists each Company Property that is under development as of the date hereof by the Company, any Company Subsidiary or any JV Entity (other than normal repair and maintenance), and describes the status of such development as of the date hereof and (ii) Section 3.15(i)(ii) of the Company Disclosure Letter lists each Company Property that is subject to a binding agreement for development or commencement of construction by the Company or a Company Subsidiary or any JV Entity, as of the date hereof, in each case with respect to the foregoing clauses (i) and (ii), other than those pertaining to customary capital repairs, replacements and other similar correction or deferred maintenance items in the ordinary course of business.

(j)           Except as set forth in Section 3.15(j) of the Company Disclosure Letter, as of the date hereof, none of the Company, any Company Subsidiary or any JV Entity has entered into or is a party to any unexpired option agreements, rights of first offer, rights of first negotiation or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of third parties to purchase or otherwise acquire a Company Property or any portion thereof or entered into any Contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof.

(k)          Except as set forth in Section 3.15(k) of the Company Disclosure Letter, as of the date hereof, none of the Company, any Company Subsidiary or any JV Entity is a party to any agreement relating to the management of any of the Company Properties by a party other than the Company or a Company Subsidiary or any JV Entity.

(l)           The Company or a Company Subsidiary or a JV Entity has good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy) except as individually or in the aggregate has not had and would not reasonably be likely to have a Company Material Adverse Effect. None of the Company’s or such Company Subsidiaries’ or any JV Entity’s ownership of or leasehold interest in any such personal property is subject to any Liens, except for Permitted Liens and Liens that have not and would not reasonably be likely to have a Company Material Adverse Effect.

(m)         Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the Company, each of the Company Subsidiaries and each of the JV Entities has good and sufficient title to all of the personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in the Company’s consolidated balance sheet for the year ended December 31, 2013, except as since sold or otherwise disposed of in the ordinary course of business), or used by them in the ordinary course of business, free and clear of all Liens, except for Permitted Liens.

3.16       Intellectual Property. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (a) the conduct of the business of the Company, the Company Subsidiaries and the JV Entities as currently conducted does not infringe the Intellectual Property rights of any third party in the United States, (b) with respect to Intellectual Property owned by or licensed to the Company, any Company Subsidiary or any JV

Entity that is necessary for the conduct of the business of the Company, the Company Subsidiaries and the JV Entities, taken as a whole, as currently conducted (“Company Intellectual Property”), the Company, such Company Subsidiary or such JV Entity has the right to use such Company Intellectual Property in the operation of its business as currently conducted, and (c) all fees and filings required to maintain any registration of any Intellectual Property used by the Company, any Company Subsidiary or any JV Entity have been paid or timely filed, are current and are not in default or in arrears. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, there are no claims pending, or to the knowledge of the Company, threatened against the Company or any Company Subsidiary or JV Entity (i) against the use of any Company Intellectual Property or computer software programs by the Company, any of the Company Subsidiaries or any of the JV Entities in their businesses as currently conducted, (ii) challenging the ownership, validity or effectiveness of any Company Intellectual Property owned by the Company, any of the Company Subsidiaries or any of the JV Entities, or (iii) challenging the license or legally enforceable right to use the Company Intellectual Property.

3.17       Contracts.

(a)          Except for this Agreement and except for Contracts filed as exhibits to the Filed Company SEC Documents, none of the Company, the Company Subsidiaries or any JV Entity is a party to or bound by any of the following Contracts (except for any Contract that (1) is terminable upon 90 days or less notice without a penalty premium, (2) will be fully performed or satisfied as of or prior to Closing, (3) is a Company Lease or a JV Lease or (4) is a Ground Lease) (each such Contract, a “Material Contract”):

(i)           any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act of 1933, as amended;

(ii)          any Contract containing covenants binding upon the Company, the Company Subsidiaries or the JV Entities that materially restrict the ability of the Company, any of the Company Subsidiaries or the JV Entities (or that, following the consummation of the Merger, would materially restrict the ability of the Surviving LLC or its affiliates) to compete in any business or geographic area or with any person;

(iii)         any Contract pursuant to which the Company, any Company Subsidiary or any JV Entity is subject to continuing indemnification (whether related to environmental matters or otherwise), or any “earn-out”, purchase price adjustment or contingent purchase price obligations, in each case, that would reasonably be likely to result in payments by the Company, any Company Subsidiary or any JV Entity in excess of $1,000,000;

(iv)         any partnership, limited liability company agreement, joint venture or other similar agreement entered into with any third party;

(v)          any Contract for the pending sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or master lease, by merger,

purchase or sale of assets or stock or otherwise, any real property, including any Company Property or any asset that, if purchased by the Company, any Company Subsidiary or any JV Entity, would be a Company Property;

(vi)          any Contract concerning an interest rate cap, interest rate collar, interest rate swap, or currency hedging transaction to which the Company, any Company Subsidiary or any JV Entity is a party;

(vii)         any Contract for the acquisition, sale, lease or license of material properties or assets of the Company, the Company Subsidiaries or the JV Entities outside the ordinary course of business (by merger, purchase or sale of assets or stock or otherwise) entered into since January 1, 2014;

(viii)        any Contract that calls for annual payments by, or other consideration from, the Company, any Company Subsidiary or any JV Entity under such Contract of more than $1,000,000 in any year over the remaining term of such Contract;

(ix)          any Contract pursuant to which the Company, any Company Subsidiary or any JV Entity agrees to indemnify or hold harmless any director or executive officer of the Company, any Company Subsidiary or any JV Entity (other than the Organizational Documents of the Company, the Company Subsidiaries and the JV Entities) or, other than in the ordinary course of business (which ordinary course of business includes indemnities to any lender, servicer or financing source in connection with the incurrence, assignment, termination or amendment of any indebtedness for borrowed money, indemnities to any party to a purchase and sale agreement with the Company, and indemnities to any financial advisor, consultant or vendor in the ordinary course of business), any third party;

(x)           except for the Organizational Documents of the JV Entities, any Contract which requires or purports to require the Company, any Company Subsidiary or any JV Entity, or after the consummation of the Transactions, the Buyer Parties or any of their affiliates, to offer any third party co-development or participation rights in any new development or acquisition;

(xi)          any brokerage agreement, service contract, or any contract pursuant to which the Company, any of the Company Subsidiaries or any JV Entity, acts as leasing or managing agent for or provides development services for any real property for any third party, and in each case, pursuant to which the Company, any of the Company Subsidiaries or any of the JV Entities realizes fee income in excess of $1,000,000 per annum with respect to such Contract; or

(xii)         any Contract relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset) or under which the Company, any Company Subsidiary or any JV Entity has, directly or indirectly, made any loan, capital contribution to, or other investment in, any person (other than in the Company or any Company Subsidiary or any JV Entity and other than (A) extensions of credit in the ordinary course of business and (B) investments in marketable securities in the ordinary course of business consistent with past practice).

(b)          As of the date hereof, each of the Material Contracts is valid, binding and enforceable on the Company, the Company Subsidiaries or the JV Entities, as the case may be, and, to the knowledge of the Company, each other party thereto and is in full force and effect, in each case subject to the Bankruptcy and Equity Exception, except for such failures to be valid, binding or enforceable or to be in full force and effect as, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect. Except as set forth in Section 3.17 of the Company Disclosure Letter, (i) none of the Company, any Company Subsidiary or any JV Entity is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Material Contract, (ii) none of the Company, any Company Subsidiary or any JV Entity has received since January 1, 2013, any written claim of default by the Company, such Company Subsidiary or such JV Entity under any Material Contract that has not been cured to the satisfaction of the other part(y)(ies) thereto, and (iii) no event or circumstance (with or without notice or lapse of time, or both) has occurred which would result in a default or acceleration of payment, or forfeiture of any rights, under a Material Contract except, in the case of each of clauses (i), (ii) and (iii) above, as would not individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Except for Material Contracts filed as exhibits to the Filed Company SEC Documents, the Company has made available to the Buyer Parties true, complete, and accurate copies of all Material Contracts (including any material amendments, modifications or side letters thereto in existence as of the date hereof).

3.18       Insurance. All of the insurance policies held by, or for the benefit of, the Company, any Company Subsidiary, or any JV Entity (the “Company Insurance Policies”) are in full force and effect, all premiums due and payable under all such Company Insurance Policies have been paid and the Company, each Company Subsidiary, and each JV Entity are otherwise in compliance in all respects with the terms of such policies, except for such failures to be in full force and effect, to pay any premiums or to be in compliance that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. No outstanding written notice of cancellation or termination has been received with respect to any such Company Insurance Policy, other than in connection with ordinary renewals. There is no claim by the Company, any Company Subsidiary or any JV Entity pending under any such Company Insurance Policies which (a) has been denied or disputed by the insurer and (b) would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. None of such Company Insurance Policies will terminate or lapse by reason of the execution of this Agreement.

3.19       Interested Party Transactions. None of the Company, any Company Subsidiary or any JV Entity, on the one hand, is a party to any transaction or Contract with any affiliate, stockholder that beneficially owns 5% or more of the Company’s outstanding common stock, or director or executive officer of the Company, any Company Subsidiary or any JV Entity, on the other hand, and no event has occurred since the date of the Company’s last proxy statement to its stockholders that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.20       Brokers. None of the Company or any Company Subsidiary, nor any of their respective officers, directors or employees, has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions except that the Company has employed Jefferies LLC as its financial advisor, whose fees and expenses will be paid by the Company in accordance with the Company’s agreement with such firm. The Company has made available to the Buyer Parties an accurate and complete copy of the engagement letter between the Company and Jefferies LLC relating to the Merger and the other Transactions.

3.21       Opinion of Financial Advisor. The Company has received the opinion of Jefferies LLC, dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration to be received pursuant to the Merger Agreement by the holders of the Company Common Stock is fair to such holders from a financial point of view. A correct and complete signed copy of such opinion will be delivered to the Buyer Parties solely for informational purposes promptly after the date hereof. Jefferies LLC has consented to the inclusion of such opinion in the Proxy Statement.

3.22       Inapplicability of Takeover Statutes; No Rights Plan. The Company Board has taken all actions necessary to render inapplicable to the Merger and the other Transactions, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. Assuming the accuracy of the representations in Section 4.08, no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law is applicable to this Agreement, the Merger or the other Transactions. There is no stockholder rights plan, “poison pill” plan or other similar device in effect, to which the Company is a party or otherwise bound.

3.23       Investment Company Act. None of the Company, any Company Subsidiary or JV Entity is, or on the Closing Date will be, required to be registered under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

3.24       No Other Representations and Warranties. In entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of the Buyer Parties, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representation, warranty or statement, whether express or implied, made by the Buyer Parties, or any of their respective affiliates, stockholders, controlling persons or Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) none of the Buyer Parties makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no person has been authorized by the Buyer Parties to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its

Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

The Buyer Parties, jointly and severally, represent and warrant to the Company that:

4.01       Organization, Standing and Power.

(a)          Operating Partnership is a Delaware limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware and the Parent is a Maryland statutory trust duly organized, validly existing and in good standing under the Laws of the State of Maryland. Each of the Operating Partnership and Parent has the requisite organizational power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted, except where the failure to be so organized, existing or in good standing or have such power and authority, individually or in the aggregate, would not reasonably be likely to have Buyer Material Adverse Effect. In this Agreement, the term “Buyer Material Adverse Effect” means any Event that prevents or materially delays any of the Buyer Parties from performing its obligations under this Agreement in any material respect or the consummation of the Merger or the other Transactions.

(b)          Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full organizational power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted, except where the failure to be so organized, existing or in good standing or have such power and authority, individually or in the aggregate, would not reasonably be likely to have a Buyer Material Adverse Effect.

(c)          Each of the Buyer Parties is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties make such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be likely to have a Buyer Material Adverse Effect.

4.02       Organization of Merger Sub; No Prior Activities. Merger Sub is a wholly owned subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions and Merger Sub has not conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the Transactions.

4.03       Authority; Execution and Delivery; Enforceability. Each of the Buyer Parties has all requisite organizational power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery by each of the Buyer Parties of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary organizational action, on the part of the Buyer Parties, and no other organizational actions, on the part of either the Buyer Parties are necessary to authorize this Agreement, the Merger or the other Transactions. Neither the approval nor adoption of this Agreement nor the consummation of the Merger or the other Transactions requires any approval of the partners, members or trustees of the Buyer Parties, as applicable. Each of the Buyer Parties has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.04       No Conflicts; Consents.

(a)          The execution and delivery by each of the Buyer Parties of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Buyer Parties or any of the Buyer Parties’ subsidiaries under, any provision of (i) the Organizational Documents of the Buyer Parties or any of the Buyer Parties’ subsidiaries, (ii) any Contract to which the Buyer Parties or any of the Buyer Parties’ subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to the Buyer Parties or any of the Buyer Parties subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not reasonably be likely to have a Buyer Material Adverse Effect.

(b)          No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Buyer Parties or any of the Buyer Parties’ subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of such reports under Sections 13 and 16 of the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (ii) the filing of the Articles of Merger with the SDAT and the Certificate of Merger with the Delaware Secretary of State, (iii) such filings as may be required in connection with the Taxes described in Section 6.10, and (iv) such other items that would not reasonably be likely to, individually or in the aggregate, have a Buyer Material Adverse Effect.

4.05       Information Supplied. None of the information supplied or to be supplied by the Buyer Parties for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.06       Brokers. None of the Buyer Parties, nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees,

commissions or finder’s fees in connection with the Transactions except Goldman, Sachs & Co., whose fees and expenses will be paid by the Buyer Parties in accordance with the Buyer Parties’ agreement with such firm.

4.07       Absence of Litigation. As of the date hereof, there is no suit, action or proceeding pending or, to the knowledge of any of the Buyer Parties, threatened against any of the Buyer Parties or any claim, subsidiary of any of the Buyer Parties that, individually or in the aggregate, would reasonably be likely to have a Buyer Material Adverse Effect.

4.08       Takeover Statutes. None of the Buyer Parties or any subsidiary or affiliate of any of the Buyer Parties is, nor at any time during the last five (5) years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL.

4.09       Solvency. None of the Buyer Parties is, nor will any of the Buyer Parties after giving effect to the Transactions (including the Financing) be, insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liabilities on its existing debts as they mature). None of the Buyer Parties has, nor will the Buyer Parties after giving effect to the Transactions (including the Financing) have, (a) unreasonably small capital with which to engage in its business or (b) incurred debts beyond its ability to pay as they become due.

4.10       Financing. The Buyer Parties have delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) executed Capital Commitment Agreements (including all exhibits, schedules and amendments thereto in effect as of the date of this Agreement) from each of Edens Retail Investments LLC, a Delaware limited liability company, Knickerbocker Edens LLC, a Delaware limited liability company, and BREP Edens Investment Partners L.P., Delaware limited partnership, dated as of December 19, 2013 (the “Equity Commitment Agreements”), pursuant to which, and subject to the terms and conditions thereof, the Financing Source party thereto has agreed and committed to provide the equity financing set forth therein (the “Equity Financing”), and (ii) Operating Partnership’s Third Amended and Restated Credit Agreement, dated as of March 18, 2014 (as amended, the “Amended Credit Agreement”, and together with the Equity Commitment Agreements, the “Financing Documents”), pursuant to which, and subject to the terms and conditions thereof, the Financing Sources party thereto have agreed and committed to provide the debt financing set forth therein (the “Debt Financing”, and together with the Equity Financing, the “Financing”). The Financing Documents have not been amended, restated or otherwise modified or waived prior to the date of this Agreement and the commitments contained in the Financing Documents have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, the Financing Documents are in full force and effect and are the valid, binding and enforceable obligations of the Operating Partnership and the other parties thereto (except for the Bankruptcy and Equity Exception). There are no conditions precedent to the funding of the full amount of the Financing, other than as expressly set forth in or contemplated by the Financing Documents. Subject to the terms and conditions of the Financing Documents, the net proceeds contemplated from the Financing, together with other financial resources of the Buyer Parties, including cash on hand of the Buyer Parties and the

Company on the Closing Date, will, in the aggregate, be sufficient for the satisfaction of all of the Buyer Parties’ obligations under this Agreement, including the payment of any amounts required to be paid by the Buyer Parties pursuant to Article I and Article II and of all fees and expenses required to be paid by the Buyer Parties and reasonably expected to be incurred in connection herewith. The Buyer Parties have fully paid all fees required to be paid prior to the date of this Agreement pursuant to the Financing Documents. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Buyer Parties or, to the knowledge of the Buyer Parties, any other parties thereto, under the Financing Documents. As of the date of this Agreement, none of the Buyer Parties is not aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in any of the Financing Documents inaccurate in any material respect, nor does it have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to the Buyer Parties on the date of the Closing. The consummation of the Merger and the other Transactions will not result in the violation of any covenant under or other breach of or default under any Financing Document.

4.11       No Other Representations and Warranties. In entering into this Agreement, each of the Buyer Parties has relied solely upon its independent investigation and analysis of the Company and the Company Subsidiaries and the JV Entities, and each of the Buyer Parties acknowledges and agrees that it has not been induced by and has not relied upon any representation, warranty or statement, whether express or implied, made by the Company, any Company Subsidiary or any JV Entity, or any of their respective affiliates, stockholders, controlling persons or Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. The Buyer Parties each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) the Company does not make, or has not made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger and the Buyer Parties are not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by the Buyer Parties as having been authorized by such party and (c) all estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Buyer Parties or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in Article III.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.01       Conduct of Business. Except for matters set forth in Schedule 5.01, otherwise contemplated by this Agreement or required by Law, from the date of this Agreement until the Effective Time, the Company shall, and shall cause each Company Subsidiary to, and use its reasonable best efforts to cause the JV Entities to (to the extent permitted by the Organizational Documents of the JV Entities) (i) conduct its respective business in the ordinary course consistent with past practice, (ii) use reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees, keep and preserve its present relationships with tenants, joint venture partners or co-venturers, suppliers, licensors, licensees, distributors and others having material business dealings with it, and (iii) preserve the Company’s status as a REIT within the meaning of the Code. In addition, and without limiting the generality of the foregoing, except for matters set forth in Schedule 5.01, or as otherwise contemplated by this Agreement or required by Law, from the date of this Agreement until the Effective Time, the Company shall not, shall not permit any Company Subsidiary to, and shall use its reasonable best efforts to cause the JV Entities not to (other than as required by the Organizational Documents of the JV Entities, and it being understood that for purposes of this Section 5.01 the term “Company Subsidiary” shall be deemed to include each JV Entity), do any of the following without the prior written consent of the Buyer Parties (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)          declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions (1) in the ordinary course in an amount not to exceed $0.20 per share of Company Common Stock per quarter, or (2) by a direct or indirect wholly owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except pursuant to the forfeiture of Company Restricted Stock or the acquisition or withholding by the Company of shares of the Company Common Stock in settlement of Tax withholding obligations relating to Company Restricted Stock). Notwithstanding the foregoing, the Company shall be permitted to make distributions reasonably necessary for the Company to maintain its status as a REIT under the Code and avoid the imposition of corporate level or excise Tax under the Code or other applicable Tax Law;

(b)          issue, deliver, sell, pledge or grant (i) any shares of its capital stock, (ii) any Voting Company Debt or other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units;

(c)          amend the Company’s Organizational Documents or the Organizational Documents of any Company Subsidiary;

(d)          acquire or agree to acquire (i) by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets or property, other than (x) acquisitions of personal property in the ordinary course of business consistent with past practice or pursuant to existing contractual commitments, (y) acquisitions of tenant improvements, furniture, equipment or other assets under any

Company Lease in accordance with customary practice, and (z) any other acquisitions for consideration that are individually not in excess of $1,000,000, or in the aggregate, not in excess of $5,000,000, or that have any material and adverse environmental conditions;

(e)          (i) grant to any employee, director or consultant of the Company or any Company Subsidiary any increase in compensation, (ii) grant to any current or former employee, director or consultant of the Company or any Company Subsidiary any increase in severance or termination pay, (iii) enter into any severance or termination agreement with any such employee, director or consultant, (iv) establish, adopt, enter into or amend any collective bargaining agreement or Company Benefit Plan or (v) take any action to accelerate any rights or benefits under any Company Benefit Plan, other than, in the case of the foregoing clauses (i), (ii), (iii), (iv) and (v), as required pursuant to the terms of any Company Benefit Plan or applicable Law or as otherwise expressly permitted by this Agreement; provided that the foregoing clauses (i), (ii), (iii), (iv) and (v) shall not restrict the Company or any of the Company Subsidiaries from (A) entering into or making available to an employee that is hired to replace an existing employee, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements (excluding equity incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to such newly hired employees in similar positions, or (B) paying employees of the Company or any Company Subsidiary, in the ordinary course of business and consistent with past practice, cash bonuses earned under any Company Benefit Plan with respect to the Company’s 2014 fiscal year, which payments under this clause (B) shall not exceed the aggregate amount set forth on Schedule 5.01(e);

(f)          make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;

(g)          sell, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of or subject to any Lien any properties or assets of the Company or the Company Subsidiaries, except for (i) properties or assets that are individually not in excess of $1,000,000, or in the aggregate, not in excess of $5,000,000, (ii) Permitted Liens, and (iii) in connection with the incurrence of indebtedness permitted by Section 5.01(h);

(h)          (i) incur or modify any indebtedness for borrowed money or guarantee any such indebtedness of another person, except for (A) advances of credit incurred under the Company’s existing credit facilities, (B) short-term borrowings incurred in the ordinary course of business, (C) indebtedness for borrowed money incurred in order for the Company to pay any dividend or distribution permitted to be paid under the terms of this Agreement, and (D) refinancings through advances of credit incurred under the Company’s existing credit facilities of mortgage indebtedness secured by one or more Company Properties as such loans become due and payable in accordance with their terms, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (iii) make any loans, advances or capital contributions to, or investments in, any other person, other than (y) to any direct or indirect wholly owned subsidiary of the Company and (z) advances to employees in respect of travel or other related ordinary expenses and advancement of expenses to officers and directors in accordance with the Company’s Amended and Restated Bylaws and any indemnification agreements to which the Company is a party, in the ordinary course of business consistent with past practice;

(i)           (i) pay, discharge, settle or satisfy any action, litigation, claim or arbitration or (ii) cancel any indebtedness or waive any claims or rights of value, other than (x) in amounts individually not in excess of $1,000,000, or in the aggregate, not in excess of $5,000,000, or (y) in connection with ordinary course tenant matters consistent with past practice;

(j)           enter into or amend, extend or terminate, or waive, release or assign any rights or claims under, any Material Contract (other than any expiration of such Material Contract in accordance with its terms) or any Contract that would have been deemed to be a Material Contract if entered into prior to the date hereof;

(k)          adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of the Company or any Company Subsidiary;

(l)           (i) except in connection with a right being exercised by a tenant under a Company Lease or JV Lease, enter into any new lease (including renewals) for in excess of 10,000 square feet of net rentable area at a Company Property; or (ii) except in connection with a right being exercised by a tenant under an existing Company Lease or JV Lease, terminate or materially modify or amend any Company Lease or JV Lease that relates to in excess of 10,000 square feet of net rentable area; provided that none of the Company nor any Company Subsidiary shall enter into any new lease, or terminate, materially modify or amend any Company Lease or JV Lease, that relates to the real property of AmREIT Uptown Park, LP without the prior written consent of the Buyer Parties;

(m)         authorize, or enter into any commitment for, any new capital expenditure (such authorized or committed new capital expenditures being referred to hereinafter as the “Capital Expenditures”) relating to the Company Properties other than (i) Capital Expenditures to be made in connection with Company Leases and JV Leases that the Company is permitted to enter into pursuant to Section 5.01(l), (ii) any other individual Capital Expenditure in amounts individually not in excess of $250,000, or in the aggregate not in excess of $500,000, (iii) Capital Expenditures set forth on Schedule 5.01(m) of the Disclosure Letter and (iv) Capital Expenditures in the ordinary course of business and consistent with past practice to maintain the physical and structural integrity of the Company Properties and as reasonably determined by the Company to be necessary to keep the Company Properties in working order, to comply with Laws, and to repair and/or prevent damage to any of the Company Properties as is necessary in the event of an emergency situation;

(n)          make, change or revoke any material Tax election or settle or compromise any material U.S. federal, state, local or foreign income Tax liability, unless such election, settlement or compromise is required by Law or necessary (i) to preserve the status of the

Company as a REIT under the Code, or (ii) to qualify or preserve the status of any Company Subsidiary as a partnership or disregarded entity or as a “qualified REIT subsidiary” or a “taxable REIT subsidiary,” as the case may be, for U.S. federal income Tax purposes;

(o)           enter into any new material line of business;

(p)           hire any new employee other than to hire a replacement for an employee whose employment has terminated or with respect to vacant positions;

(q)         enter into any Contract that would limit or otherwise restrict (or purport to do so) the Company or any of the Company Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(r)          enter into any joint venture or partnership or other similar Contract with any third party that is not a wholly owned Company Subsidiary;

(s)          permit existing insurance policies of the Company or the Company Subsidiaries to be cancelled or terminated without replacing such insurance policies with comparable insurance policies, to the extent available on commercially reasonable terms; or

(t)          authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

5.02       Control of the Operations. Nothing contained in this Agreement shall give the Buyer Parties, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms of this Agreement, complete control and supervision of its and the Company Subsidiaries’ operations.

5.03       No Solicitation.

(a)          Upon execution of this Agreement, the Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease or cause to be terminated any and all activities, discussions or negotiations with any Person with respect to any Company Takeover Proposal. The Company shall promptly after the date of this Agreement instruct each Person (other than the Buyer Parties and their subsidiaries) which has heretofore executed a confidentiality agreement relating to a Company Takeover Proposal with or for the benefit of the Company to promptly return or destroy all information, documents, and materials relating to the Company Takeover Proposal or to the Company or its businesses, operations or affairs heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of any confidentiality agreement with such Person. Subject to Section 5.03(b) and Section 5.03(c), from the execution of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, neither the Company nor any of the Company Subsidiaries shall, and the Company and the Company Subsidiaries shall not authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate, take any action or induce the making, submission or announcement of, or knowingly facilitate, encourage or assist, a Company Takeover Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of the Company Subsidiaries or afford access to the business, properties, assets, books, records or other information of the Company or any of the Company Subsidiaries to, or otherwise knowingly cooperate in any way with any Person (other than the Buyer Parties and their subsidiaries and their respective Representatives) that is seeking to make, or has made, or may lead to, or would reasonably be expected to lead to a Company Takeover Proposal, (iii) approve, adopt, endorse, or recommend a Company Takeover Proposal, (iv) fail to make, withhold, withdraw, amend, qualify or modify in a manner adverse to the Buyer Parties, or publicly propose to withhold, withdraw, amend, modify or qualify in a manner adverse to the Buyer Parties, the Company Board Recommendation, (v) propose publicly to approve, adopt, endorse or recommend any Company Takeover Proposal (any of the foregoing in clause (iii), (iv) or (v), whether taken by Company Board or any committee thereof being referred to as an “Adverse Recommendation Change”), or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument contemplating or otherwise relating to a Company Takeover Proposal.

(b)          Notwithstanding anything contained in Section 5.03(a) to the contrary, prior to obtaining the Company Stockholder Approval, if (i) the Company or any of its Representatives shall have received an unsolicited bona fide written Company Takeover Proposal that the Company Board reasonably believes, after consultation with its outside legal counsel and financial advisors, constitutes, or is reasonably likely to lead to, a Superior Company Proposal, (ii) the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, that the failure to take action with respect to such Company Takeover Proposal would be inconsistent with the duties of the members of the Company Board under applicable Law, (iii) such Company Takeover Proposal was not the result of a breach of this Section 5.03 and (iv) the Company provides to the Buyer Parties in accordance with Section 5.03(d) the information required to be delivered by the Company to the Buyer Parties, then, so long as the foregoing conditions in the immediately preceding clauses (i)-(iv) remain satisfied, the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Person and its Representatives with respect to the Company Takeover Proposal, and (B) furnish to such Person or its Representatives non-public information relating to the Company or any of the Company Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall concurrently provide to the Buyer Parties any such information that is provided to any such Person which was not previously provided to or made available to the Buyer Parties.

(c)          Notwithstanding anything contained in this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, the Company Board may (i) (x) effect an Adverse Recommendation Change in respect of a Company Takeover Proposal, or (y) enter into an agreement providing for a transaction that constitutes a Superior Company Proposal, if (1) the Company shall have received a Company Takeover Proposal that was not the result of a breach of Section 5.03(a) that the Company Board determines, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Company Proposal and the Company shall have otherwise complied with the provisions of Section 5.03, (2) the Company

Board determines in good faith, after consultation with outside legal counsel, that the failure to take action with respect to such Superior Company Proposal would be inconsistent with the duties of the members of the Company Board under applicable Law, (3) the Company has previously notified the Buyer Parties in writing that it intends to take such action (a “Section 5.03 Notice”), (4) the Company shall have made its Representatives available to discuss in good faith with the Buyer Parties’ Representatives any proposed modifications to the terms and conditions of this Agreement during the three (3) Business Day period following delivery by the Company to the Buyer Parties of the Section 5.03 Notice delivered to the Buyer Parties, (5) if the Buyer Parties shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such three (3) Business Day period, the Company Board shall have determined in good faith (after consultation with its outside legal counsel and financial advisors), after considering the terms of such offer by the Buyer Parties, that the Superior Company Proposal giving rise to such Section 5.03 Notice continues to be a Superior Company Proposal, and (6) in the case of clause (y) above, the Company terminates this Agreement in accordance with Section 8.01(f), or (ii) effect an Adverse Recommendation Change other than in respect of a Company Takeover Proposal if (A) the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to effect such Adverse Recommendation Change would be inconsistent with the duties of the members of the Company Board under applicable Law, (B) the Company has previously delivered to the Buyer Parties a Section 5.03 Notice that it intends to take such action, (C) the Company shall have made its Representatives available to discuss in good faith with the Buyer Parties’ Representatives any proposed modifications to the terms and conditions of this Agreement during the three (3) Business Day period following delivery by the Company to the Buyer Parties of the Section 5.03 Notice delivered to the Buyer Parties, and (D) if the Buyer Parties shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such three (3) Business Day period, the Company Board shall have determined in good faith, after consultation with outside legal counsel and after considering the terms of such offer by the Buyer Parties, that the failure to effect such Adverse Recommendation Change would be inconsistent with the duties of the members of the Company Board under applicable law. If any Superior Company Proposal that is the subject of clause (i) of this Section 5.03(c) is revised, including any revision to price, then the Company shall deliver to the Buyer Parties a new Section 5.03 Notice and again comply with the requirements of clause (i) of this Section 5.03(c) with respect to such revised Superior Company Proposal, on each occasion on which a revised Superior Company Proposal is submitted, provided that in connection with each new Section 5.03 Notice contemplated by this sentence, each reference to a three (3) Business Day period in the preceding sentence shall be deemed to be a reference to a two (2) Business Day period.

(d)          The Company shall promptly (and in any event within one (1) Business Day) advise the Buyer Parties orally and in writing of the receipt by the Company (or any of its Representatives) of any inquiries, discussions negotiations, proposals or expressions of interest with respect to a Company Takeover Proposal, or that the Company believes could reasonably be expected to lead to a Company Takeover Proposal. The Company shall also provide the identity of the Person making, submitting, inquiring about or expressing interest with respect to such Company Takeover Proposal and (i) if it is in writing, a copy of such Company Takeover

Proposal and any related draft agreements and other written material setting forth the terms and conditions of such Company Takeover Proposal submitted to the Company in connection therewith and (ii) if oral, a summary thereof (including the terms and conditions of the Company Takeover Proposal). The Company shall keep the Buyer Parties reasonably informed on a prompt and timely basis of the status and details of any such Company Takeover Proposal and with respect to any change to the material terms of any such Company Takeover Proposal within twenty-four (24) hours of any such change. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any contract, arrangement, or commitment with any Person subsequent to the date of this Agreement, and neither the Company nor any of the Company Subsidiaries is or shall become party to any contract, arrangement, or commitment, in each case, that prohibits the Company from providing such information to the Buyer Parties.

(e)          Nothing contained in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, failure to so disclose would be inconsistent with the duties of the members of the Company Board under applicable Law; provided, that any disclosure of a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act other than (A) a “stop, look and listen” communication limited solely to the type contemplated by Rule 14d-9(f) under the Exchange Act, (B) any express rejection of any applicable Company Takeover Proposal or (C) any express reaffirmation of the Company Board Recommendation, shall be deemed to be an Adverse Recommendation Change. No change, withdrawal or modification of the Company Board Recommendation shall change the approval of the Company Board for purposes of causing any Law to be inapplicable to the Merger and the other transactions contemplated by this Agreement.

(f)          During the period from the date of this Agreement through the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, the Company shall not terminate, amend, modify or waive any provision of any confidentiality agreement relating to a Company Takeover Proposal, or any standstill agreement to which the Company or any of the Company Subsidiaries is a party (other than any between the Company and any of the Buyer Parties), in each case unless the Company Board determines after consulting with its outside legal counsel that the failure to take such action would be inconsistent with the duties of the members of the Company Board under applicable Law; provided that the Company shall not enforce and hereby waives any provision of any such agreement that would prohibit a third party from requesting such termination, amendment, modification or waiver or from communicating confidentially a Company Takeover Proposal to the Company Board (i.e., a “don’t ask, don’t waive” provision).

ARTICLE VI
ADDITIONAL AGREEMENTS

6.01       Preparation of Proxy Statement; Stockholders Meeting.

(a)          The Company shall, as soon as practicable and in any event within twenty (20) Business Days after the date hereof, prepare and file with the SEC the Proxy Statement in preliminary form, and each of the Company and the Buyer Parties shall use its respective reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. The Buyer Parties shall promptly furnish to the Company all information concerning the Buyer Parties required to be set forth in the Proxy Statement or reasonably requested by the Company for inclusion therein. Each of the Buyer Parties shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and to correct any material omissions therein. The Company shall notify the Buyer Parties promptly of the receipt of any comments or communications (whether written or oral) from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall make available to the Buyer Parties copies of all correspondence between the Company and the SEC or its staff with respect to the Proxy Statement. If at any time prior to receipt of the Company Stockholder Approval there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and mail to its stockholders such an amendment or supplement. The Company shall provide the Buyer Parties and its counsel a reasonable opportunity to review the Proxy Statement prior to its being filed with the SEC and shall provide the Buyer Parties and their counsel a reasonable opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information prior to their being filed with, or sent to, the SEC. The Company shall give reasonable and good faith consideration to any comments made by the Buyer Parties or its counsel. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after filing with the SEC.

(b)          The Company shall, as soon as practicable after the date hereof, duly call, establish a record date for, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Company Stockholder Approval. The Company shall cause the Company Stockholder Meeting to be held (on a date selected by the Company in consultation with the Buyer Parties) as promptly as practicable after the mailing of the Proxy Statement; provided, however, that such date is in accordance with all applicable Laws with respect to the Company Stockholder Meeting. The notice of such Company Stockholder Meeting shall state that a proposal to approve the Merger and the other Transactions, a proposal to adjourn the Company Stockholder Meeting if necessary or appropriate to solicit additional proxies in favor of the proposal to approve the Merger and the other Transactions, and a non-binding advisory proposal to approve change-in-control payments to executives of the Company will be considered and voted upon at the Company Stockholder Meeting and, except to the extent required by Law, no other matters shall be considered or voted upon at the Company Stockholder Meeting without Parent’s prior written consent. Subject to Section 5.03, the Company Board shall (i) recommend approval of the Merger and the other Transactions by the Company’s stockholders and shall include the Company Board Recommendation in the Proxy Statement, (ii) use its reasonable best efforts to obtain the Company Stockholder Approval, (iii) otherwise comply in all material respects with all legal requirements applicable to such meeting, and (iv) take all other action necessary or advisable to secure the Company Stockholder Approval.

(c)          The Buyer Parties shall cause all shares of the Company Common Stock owned by the Buyer Parties or any of their affiliates to be voted in favor of the approval of this Agreement, the Merger and the other Transactions.

(d)          Immediately following the execution of this Agreement, Operating Partnership shall execute and deliver, in its capacity as the sole member of Merger Sub, a written consent approving this Agreement, the Merger and the other Transactions.

6.02       Access to Information; Confidentiality. Subject to applicable Law, and upon reasonable prior written notice, the Company shall, and shall cause each of the Company Subsidiaries to, afford to the Buyer Parties and to their Representatives reasonable access during normal business hours during the period prior to the Effective Time to all of their properties, offices, personnel and books and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to the Buyer Parties all financial, operating and other data and information concerning its business, properties and personnel as the Buyer Parties may reasonably request; provided, however, that any such access shall not interfere unreasonably with the business or operations of the Company or the Company Subsidiaries or otherwise result in any unreasonable interference with the prompt and timely discharge by such employees of their normal duties. None of the Company or any Company Subsidiary shall be required to (i) provide access to or to disclose information where such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege of the Company or the Company Subsidiaries (provided that the Company shall use its reasonable efforts to allow for such access or disclosure in a manner that would not reasonably be expected to jeopardize the attorney-client privilege) or contravene any Law or binding agreement entered into prior to the date of this Agreement or (ii) provide access to or to disclose such portions of documents or information relating to pricing or other matters that are highly sensitive where such access or disclosure is reasonably likely to result in antitrust difficulties for the Company or any of its affiliates; provided, however, that the Company will use its commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which any of the preceding restrictions apply. No investigation made pursuant to this Section shall affect any representation or warranty in this Agreement or any condition to the obligations of the parties hereto to consummate the Merger. In connection with the continuing operation of the business of the Company and the Company’s Subsidiaries between the date hereof and the Effective Time, the Company shall use its commercially reasonable efforts to consult on a regular basis with the representatives of the Buyer Parties and their subsidiaries with regard to material operational developments and the general status of ongoing operations pursuant to procedures reasonably requested by the Buyer Parties, their subsidiaries or such Representatives, provided that such procedures do not interfere unreasonably with the conduct of the business of the Company and the Company Subsidiaries and shall not require disclosure of information not required to be disclosed by the preceding provisions of this Section 6.02. All information exchanged pursuant to this Section 6.02 shall be subject to the non-disclosure agreement, dated as of August 15, 2014, between the Company and the Parent (the “Confidentiality Agreement”).

6.03       Reasonable Best Efforts; Notification.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, each of the Buyer Parties and the Company agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) obtaining all necessary actions or non-actions, waivers, Consents and qualifications from Governmental Entities and making all necessary registrations, filings and notifications and taking all reasonable steps as may be necessary to obtain an approval, clearance, non-action letter, waiver or exemption from any Governmental Entity; (ii) obtaining all necessary Consents, qualifications, approvals, waivers or exemptions from non-governmental third parties; (iii) the defending of any lawsuit or other legal proceeding, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions under any antitrust or competition Law, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) executing and delivering any additional documents or instruments necessary to consummate the Transactions and to carry out this Agreement. In connection with obtaining any consent or approval from any non-governmental third parties with respect to the Transactions, notwithstanding anything to the contrary in this Agreement, (A) without the prior written consent of the Buyer Parties (not to be unreasonably conditioned, withheld or delayed), the Company shall not and shall not permit any of the Company Subsidiaries or JV Entities to pay or commit to pay, to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person or modify any Contract and (B) none of the Buyer Parties or their affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

(b)          Without limiting Section 6.03(a), each of the Company and the Buyer Parties shall use its reasonable best efforts to make any required filing or submissions under any antitrust Law that the Company or the Buyer Parties determines should be made, in each case with respect to the Transactions, and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to such applicable antitrust Law.

(c)          The Company and the Buyer Parties shall reasonably cooperate with each other in connection with the making of all such filings, including furnishing to the others such information and assistance as a party may reasonably request in connection with its preparation of any filing or submission that is necessary or allowable under applicable competition or other Law or requested by any competition authorities. The Company and the Buyer Parties shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Law (including all information required to be included in the Company’s disclosure documents) in connection with the Transactions. To the extent permitted by applicable Law or any relevant Governmental Entity, and subject to all applicable privileges, including the attorney-client privilege, each party hereto shall (i) give the other parties hereto prompt notice upon obtaining knowledge of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger or any of the other Transactions, (ii) keep the other parties hereto informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other parties hereto of any material communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice, any foreign competition authority or any other Governmental Entity regarding the Merger or any of the other Transactions. The parties hereto will consult and reasonably cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals to be made or submitted by or on behalf of any party hereto, including reasonable access to any materials submitted in connection with any proceedings under or relating to any applicable federal, state or foreign competition, merger control, antitrust or similar Law, including any proceeding under 16 C.F.R. § 803.20.

(d)          Any party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties under this Section 6.03 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient, unless express written permission is obtained in advance from the source of such materials. In addition, except as may be prohibited by any Governmental Entity or by any Law, each party hereto will permit authorized Representatives of the other parties to be present at each meeting or telephone conference of which such party shall have advance notice (other than telephone conversations to the extent they relate to administrative matters) with representatives of any Governmental Entity relating to any such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such request, inquiry, investigation, action or proceeding.

(e)          Without limiting any other obligation of the Buyer Parties hereunder, the Buyer Parties shall respond to and seek to resolve as promptly as reasonably practicable any objection asserted by any Governmental Entity with respect to the Transactions, and shall use its reasonable best efforts to defend any action, suit, dispute, litigation, proceeding, hearing, arbitration or claim by or before any Governmental Entity, whether judicial or administrative, whether brought by private parties or Governmental Entities or officials, challenging this Agreement or the consummation of the Transactions. The Buyer Parties shall use their reasonable best efforts to take such action as reasonably necessary to ensure that no Governmental Entity enters any order, decision, Judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger or the other Transactions, or to ensure that no Governmental Entity with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the Outside Date. In the event that any action is threatened or instituted challenging the Merger as violative of any Law, the Buyer Parties shall use their reasonable best efforts to take such action as reasonably necessary to avoid or resolve such action and in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, the Buyer Parties shall use their reasonable best efforts to take such steps as reasonably necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the Outside Date; provided, that each of the parties hereto shall cooperate with one another in connection with all proceedings related to the foregoing and the Buyer Parties shall have final decision-making authority with respect thereto. The required actions by the Buyer Parties hereunder shall include, without limitation, the proposal, negotiation and acceptance by the Buyer Parties prior to the Outside Date of (i) any and all divestitures of the businesses or assets of it or its subsidiaries or its affiliates or of the Company or any of the Company Subsidiaries, (ii) any agreement to hold any assets of the Buyer Parties or their subsidiaries or their affiliates or of the Company or any of the Company Subsidiaries separate, (iii) any limitation to or modification of any of the businesses, services or operations of the Buyer Parties or their subsidiaries or its affiliates or, following the Closing, of the Company or any of the Company Subsidiaries, and (iv) any other action (including any action that limits the freedom of action, ownership or control with respect to, or ability to retain or hold, any of the businesses, assets, properties or services of the Buyer Parties or their subsidiaries or their affiliates or of the Company or any of the Company Subsidiaries), in each case as may be required by any applicable Governmental Entity in order to obtain approval for the Transactions. If the Buyer Parties elect to propose, negotiate, or offer to commit to and effect by consent decree, hold separate order, or otherwise, any sale, divestiture, license, disposition, prohibition or limitation or other action of a type described in the immediately preceding sentence with respect to any assets or businesses of the Buyer Parties or any of their Subsidiaries, or effective as of the Effective Time, the Company or any of the Company Subsidiaries or the Surviving LLC or its Subsidiaries, the Company and the Company Subsidiaries shall, and shall cause their respective Representatives to, reasonably cooperate in all respects as requested by the Buyer Parties in connection with any such sale, divestiture, license, disposition, prohibition or limitation or other action of a type described in the immediately preceding sentence, so long as such sale, divestiture, license, disposition, prohibition or limitation or other action is to be effective only as of the Effective Time.

(f)          Each of the Company, on the one hand, and the Buyer Parties, on the other hand, shall, to the extent permitted by applicable Law and any relevant Governmental Entity and subject to all privileges (including the attorney-client privilege), promptly (and in any event within two (2) Business Days) notify the other party in writing of:

(i)          any notice or other communication from any person alleging that the Consent of such person is or may be required in connection with the Transactions;

(ii)         any action, suit, claim, investigation or proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of the Company Subsidiaries or the Buyer Parties or any of their subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of the representations and warranties contained herein, or that relate to the consummation of the Transactions;

(iii)          any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that would reasonably be likely to cause the conditions set forth in Article VII not to be satisfied;

(iv)          any notice or other communication from any Governmental Entity in connection with the Merger;

(v)           in the case of the Company, any Event which, either individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect or would reasonably be likely to materially impair or delay the ability of the Company and the Company Subsidiaries to consummate the Merger;

(vi)          in the case of the Buyer Parties, any change or development that would reasonably be likely to materially impair or delay the ability of the Buyer Parties to consummate the Merger; and

(vii)         any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

(g)          The parties hereto agree that this Section 6.03 shall not govern the obligations of the parties hereto with respect to obtaining the Financing, which obligations are set forth in Section 6.06.

6.04       Certain Tax Matters. For U.S. federal income Tax purposes, the parties agree to report and treat the Merger as a taxable sale by the Company of all of the Company’s assets to the Operating Partnership in exchange for the Merger Consideration to be received by holders of Company Common Stock and the assumption of all of the Company’s liabilities, followed by the Company’s liquidating distribution of the Merger Consideration to its stockholders under Sections 331, 336 and 562 of the Code. This Agreement shall constitute a “plan of liquidation” of the Company for U.S. federal income Tax purposes adopted by the Company Board.

6.05       Benefit Plans.

(a)          For a period of at least twelve (12) months following the Effective Time, the Buyer Parties shall, and shall cause the Surviving LLC to, provide to those individuals who are employed by the Company or the Company Subsidiaries immediately prior to the Effective Time (the “Company Employees”): (i) base compensation that is no less favorable to each Company Employee than the base compensation provided to such Company Employee by the Company immediately prior to the Effective Time; (ii) incentive compensation opportunities (exclusive of any equity-based compensation) that are no less favorable in the aggregate than those available to such employees under the Company’s incentive compensation programs and arrangements as in effect immediately prior to the Effective Time; and (iii) employee benefits that, taken as a whole, are no less favorable to such Company Employees in the aggregate than those provided to (A) such Company Employees under the Company Benefit Plans or (B)

similarly situated employees of the Buyer Parties and their subsidiaries. Such compensation and employee benefits may be provided through the Surviving LLC’s continuation of one or more of the Company Benefit Plans, through the admission of the Company Employees to any one or more employee benefit policies, plans or programs maintained by the Buyer Parties or their affiliates from time to time, or through a combination of the foregoing alternatives, as determined in the Buyer Parties’ sole and absolute discretion.

(b)          Without limiting Section 6.05(a), for a period of at least twelve (12) months following the Effective Time, the Buyer Parties shall, and shall cause the Surviving LLC to, provide severance payments and benefits to Company Employees who are not party to an employment, severance, change in control or similar agreement that provides severance benefits, and who are terminated by the Buyer Parties or an affiliate other than for cause (as determined based on the Company’s policies as of the date hereof), which severance payments shall be no less favorable than the greater of (i) the severance payments and benefits based on the Company’s current policies, as set forth on Section 3.11(a) of the Company Disclosure Letter and (ii) the severance payments and benefits provided by the Buyer Parties and their subsidiaries to similarly situated employees of the Buyer Parties and their subsidiaries, provided that the Buyer Parties may condition such payments and benefits upon execution by the applicable Company Employee of a commercially standard release of claims in a form reasonably satisfactory to the Buyer Parties.

(c)          The Buyer Parties shall, or shall cause the Surviving LLC to, assume and honor the obligations of the Company and the Company Subsidiaries under each Company Benefit Plan, in accordance with their terms, subject to the right to make amendments or modifications to the extent permitted by such terms. The Buyer Parties hereby acknowledge that (i) the Merger will constitute a “Change in Control” (or concept of similar import) under the Company Benefit Plans and (ii) as a result of the Merger, the individuals identified in Schedule 6.05(c) will be deemed to have experienced a “Good Reason” event (or concept of similar import), as applicable, for all purposes under the Company Benefit Plans.

(d)          The Buyer Parties shall, and shall cause the Surviving LLC to, give each Company Employee full credit for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits under any employee benefit plans or arrangements that such employees may be eligible to participate in after the Effective Time for such Company Employee’s service with the Company or any Company Subsidiary to the same extent recognized by the Company or any Company Subsidiary immediately prior to the Effective Time; provided that the foregoing shall not apply (i) for benefit accrual purposes under any defined benefit pension plan, (ii) as would result in the duplication of benefits for the same period of service or (iii) for any newly established plan of the Buyer Parties for which similarly situated employees of the Buyer Parties do not receive past service credit.

(e)          The Buyer Parties shall, and shall cause the Surviving LLC to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Company Employees immediately prior to the Effective Time, and (ii) provide each Company Employee with credit for any co-payments and deductibles paid in the plan year in which the Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans in which employees are eligible to participate after the Effective Time.

(f)          Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of shares of Company Common Stock (including Company Common Stock acquired upon the vesting of any shares Company Restricted Stock) pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

(g)          Unless the Buyer Parties request otherwise in writing, the Company Board shall adopt resolutions terminating, effective no later than the day prior to the Effective Time, any Company Benefit Plan which is intended to meet the requirements of Section 401(k) of the Code, and which is sponsored, or contributed to, by the Company or any Company Subsidiary (each, a “401(k) Plan”). At the Closing, the Company shall provide to the Buyer Parties (a) executed resolutions of the Board of Directors of the Company authorizing such termination, and (b) an executed amendment to the 401(k) Plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of the 401(k) Plan will be maintained at the time of termination.

(h)          This Section 6.05 shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Section 6.05. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other benefit plan, program, agreement, policy or arrangement maintained or sponsored by the Buyer Parties, the Company or any Company Subsidiary or any of their respective affiliates, (ii) alter or limit the ability of the Buyer Parties or any of its subsidiaries (including, after the Effective Time, the Surviving LLC or any subsidiary of the Surviving LLC) to amend, modify or terminate any of the Company Benefit Plans or any other benefit or employment plan, program, agreement, policy or arrangement after the Effective Time, or (iii) confer upon any current or former employee or other service provider of the Company or the Company Subsidiaries, any right to employment or continued employment or continued service with the Buyer Parties or any of its subsidiaries (including, following the Effective Time, the Surviving LLC or any subsidiary of the Surviving LLC), or constitute or create an employment or agreement with, or modify the at-will status of any, employee or other service provider.

6.06       Financing.

(a)          Unless, and to the extent, the Buyer Parties have sufficient cash from other sources sufficient to consummate the Merger, and the other Transactions and to pay the Merger Consideration and all other amounts required to be paid by the Buyer Parties in connection with the consummation of the Transactions and any other related fees and expenses, the Buyer Parties shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Financing Documents and in a timely manner, including (i) maintaining in effect the Financing Documents, (ii) satisfying on a timely basis all conditions to the funding of the Financing on the Closing Date applicable to the Buyer Parties in the Financing Documents and the definitive agreements with respect thereto and comply with their obligations thereunder, (iii) fully enforcing all of their rights, and all of the obligations of the institutions parties to the Financing Documents, under the Financing Documents and any definitive agreements relating thereto, and (iv) causing the institutions parties to the Financing Documents to fund the Financing at or prior to the Closing. The Buyer Parties shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of their rights under, the Financing Documents and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources, provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Financing Documents and the definitive agreements with respect thereto that amends the Financing and/or substitution of all or any portion of the Financing shall not impose additional conditions precedent to the Financing as set forth in the Financing Documents that could reasonably be expected to prevent or materially delay the consummation of the Transactions; provided, further, that the Buyer Parties shall not amend, replace, supplement or otherwise modify or waive any provision of the Financing Documents or the definitive agreements with respect thereto in a manner that (A) adversely impacts the ability of the Buyer Parties to enforce their rights against the other parties to the Equity Commitment Agreements or the definitive agreements with respect thereto, or (B) adversely impacts the ability of the Buyer Parties or the Company to enforce their respective rights against the other parties to the Amended Credit Agreement or the definitive agreements with respect thereto. The Buyer Parties shall not release or consent to the termination of the obligations of the Financing Sources under the Financing Documents, except for assignments and replacements of an individual lender under the terms of or in connection with the syndication of the Debt Financing or as otherwise expressly contemplated by the Financing Documents. The Buyer Parties shall be permitted to reduce the amount of Financing under the Financing Documents in their reasonable discretion, provided that the Buyer Parties shall not reduce the Financing to an amount committed below the amount that is required, together with the financial resources of the Buyer Parties, including cash on hand of the Buyer Parties and the Company, to consummate the Transactions, and provided, further, that such reduction shall not impose additional conditions precedent to the Financing as set forth in the Financing Documents that could reasonably be likely to prevent or materially delay the consummation of the Transactions. If any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Documents and such portion is reasonably required to fund the Merger Consideration, the Buyer Parties shall arrange and obtain alternative financing in an amount sufficient to consummate the Transactions as promptly as reasonably practicable following the occurrence of such event. The Buyer Parties shall promptly provide the Company with the documentation evidencing such alternative sources of financing, including all relevant agreements, other financing documents and any proposed amendments or waivers thereto, and shall give the Company prompt notice (but in any event within two (2) Business Days) of any material breach by any party to a Commitment Letter or any termination of a Commitment Letter. The Buyer Parties shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of their effort to arrange the Financing.

(b)          For the avoidance of doubt, if the Buyer Parties fail to obtain the Financing contemplated by the Financing Documents or any alternative financing, the Buyer Parties shall continue to be obligated to perform their obligations under this Agreement, including this Section 6.06, and to consummate the Transactions on the terms contemplated hereby (subject only to satisfaction or waiver of the conditions set forth in Section 7.01 and Section 7.02) unless and until this Agreement is terminated in accordance with Article VIII. The parties hereby agree and acknowledge that, with respect to the Buyer Parties’ obligations pursuant to this Section 6.06, time is of the essence. Notwithstanding anything to the contrary in this Agreement, there shall be no cure period for any breach by the Buyer Parties of this Section 6.06.

6.07       Indemnification.

(a)          The Buyer Parties agree that all rights to indemnification, exculpation and advancement of expenses from liabilities for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the Transactions) in favor of the current or former directors or officers of the Company and the Company Subsidiaries as provided in the Company’s Organizational Documents, and the Organizational Documents of the Company Subsidiaries, and any indemnification or other agreements of the Company (in each case, as in effect on the date of this Agreement) shall be assumed by the Surviving LLC in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions (and until such later date as such claims and proceedings arising therefrom shall be finally disposed of), and from and after the Effective Time the Buyer Parties shall ensure that the Surviving LLC complies with and honors the foregoing obligations.

(b)          The Buyer Parties shall cause to be maintained for a period of not less than six (6) years from the Effective Time (and until such later time as any proceedings commenced during such period shall be finally disposed of) the Company’s current directors’ and officers’ insurance and indemnification policies (provided that the Buyer Parties may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less favorable to the Indemnified Parties) with respect to events occurring at or prior to the Effective Time (the “D&O Insurance”) for all persons who are currently covered by such D&O Insurance, so long as the annual premium therefor would not be in excess of 300% of the last annual premium paid prior to the date of this Agreement (such 300% amount, the “Maximum Premium”); provided that (i) if the annual premiums for such D&O Insurance exceed the Maximum Premium, the Buyer Parties shall maintain the most favorable policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium and (ii) the Buyer Parties may satisfy their obligations under this Section 6.07(b) by causing the Company to obtain, on or prior to the Closing Date, prepaid (or “tail”) directors’ and officers’ liability insurance policy at the Buyer Parties’ expense, the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under this Section 6.07(b).

(c)          From and after the Effective Time, to the fullest extent permitted by Law, the Buyer Parties shall and shall cause the Surviving LLC to indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Company and the Company Subsidiaries and any employee of the Company or any Company Subsidiary who acts as a fiduciary under any Company Benefit Plan (each an “Indemnified Party”) against all losses, claims, damages, liabilities, fees and expenses (including reasonable attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld)) (collectively, “Losses”), as incurred (payable monthly upon written request, which request shall include reasonable evidence of the Losses set forth therein) to the extent arising from, relating to, or otherwise in respect of, any actual or threatened action, suit, proceeding or investigation, in respect of actions or omissions occurring at or prior to the Effective Time in connection with such Indemnified Party’s duties as an officer or director of the Company or any Company Subsidiary, including in respect of this Agreement, the Merger and the other Transactions, or as a fiduciary under any Company Benefit Plan; provided, however, that (i) an Indemnified Party shall not be entitled to indemnification under this Section 6.07(c) for Losses arising out of actions or omissions by the Indemnified Party (A) constituting a material breach of this Agreement or (B) which were material to the matter giving rise to the proceeding and (1) were committed in bad faith or (2) were the result of active and deliberate dishonesty, (C) which resulted in the actual receipt of an improper benefit in money, property or services or (D) with respect to any criminal proceeding, the Indemnified Party had reasonable cause to believe his or her conduct was unlawful, and (ii) any person to whom expenses are to be advanced has provided an affirmation that the standards in the immediately foregoing clause (i) have been satisfied and an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification. If any action, suit, proceeding or investigation is brought against any Indemnified Party in which indemnification or advancement of expenses could be sought by such Indemnified Party under this Section 6.07(c), the Surviving LLC shall have the right to control the defense thereof after the Effective Time, provided, however, that, none of the Buyer Parties nor the Surviving LLC shall (and the Buyer Parties shall cause the Surviving LLC not to) settle or compromise or consent to the entry of any judgment or otherwise terminate any claim, action, suit, proceeding or investigation of a covered person for which indemnification may be sought under this Section 6.07(c) unless such settlement, compromise, consent or termination includes an unconditional release of such person from all liability arising out of such claim, action, suit, proceeding or investigation or such person otherwise consents.

(d)          This Section 6.07 is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The rights provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(e)          In the event that, the Buyer Parties or the Surviving LLC or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of their properties and assets to any person, or if the Buyer Parties dissolve the Surviving LLC then, and in each such case, the Buyer Parties shall cause the successors and assigns of the Buyer Parties or the Surviving LLC, as applicable, to assume the obligations of the Buyer Parties or the Surviving LLC, as applicable, set forth in this Section 6.07.

(f)          The Buyer Parties shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity, advancement and other obligations provided in this Section 6.07.

6.08       Fees and Expenses.

(a)          Except as provided below, all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)          If this Agreement is terminated:

(i)          by (A) the Buyer Parties pursuant to Section 8.01(d) or (B) the Company pursuant to Section 8.01(f), then the Company shall pay to the Buyer Parties (or an affiliate of the Buyer Parties designated in writing by the Buyer Parties to the Company) in immediately available funds a termination fee equal to $16,500,000 (the “Company Termination Fee”). The Company Termination Fee shall be payable (1) two (2) Business Days following the termination of this Agreement by the Buyer Parties pursuant to Section 8.01(d), or (2) concurrently with the termination of this Agreement by the Company pursuant to Section 8.01(f).

(ii)         by the Buyer Parties or the Company pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii), and in any such case, (A) after the execution of this Agreement and prior to any such termination, a Company Takeover Proposal is made to the Company or any person has publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal (and such Company Takeover Proposal or publicly announced intention shall not have been publicly withdrawn without qualification before such termination) and (B) the Company, either (1) within nine (9) months after the termination of this Agreement, consummates a transaction regarding a Company Takeover Proposal (which need not be the same Company Takeover Proposal referred to in clause (A) above), or (2) within nine (9) months after termination of this Agreement, executes a definitive agreement which is later consummated (which consummation may occur either during or after such nine (9) month period) with respect to, a Company Takeover Proposal (which need not be the same Company Takeover Proposal referred to in clause (A) above), then the Company shall pay to the Buyer Parties (or an affiliate of the Buyer Parties designated in writing by the Buyer Parties to the Company) in immediately available funds the Company Termination Fee not later than the consummation of such transaction arising from such Company Takeover Proposal; provided, however, that for purposes of this Section 6.08(b)(ii), the references to “twenty percent (20%)” in the definition of Company Takeover Proposal shall each be deemed to be references to “fifty percent (50%)”.

(c)          If this Agreement is terminated:

(i)          by the Buyer Parties or the Company pursuant to Section 8.01(b)(i) or Section 8.01(b)(ii) and, in any such case, at the time of such termination (A) the condition set forth in Section 7.01(b) has not been satisfied due to a Judgment resulting from an action, suit or proceeding brought by a Governmental Entity (other than with respect to any federal or state securities laws applicable to the Company), and (B) all of the other conditions set forth in Section 7.01 and Section 7.02 have been satisfied (except those conditions that by their terms cannot be satisfied until the Closing, provided that such conditions are then capable of being satisfied), then the Buyer Parties shall pay to the Company (or an affiliate of the Company designated in writing by the Company to the Buyer Parties) in immediately available funds a termination fee equal to $40,000,000 (the “Reverse Termination Fee”), no later than two (2) Business Days following such termination.

(ii)         by the Company pursuant to Section 8.01(e) (as a result of the Buyer Parties’ or Merger Sub’s material breach of their obligations under Section 6.03 or Section 6.06), and at the time of such termination all of the other conditions set forth in Section 7.01 and Section 7.02 have been satisfied (except those conditions that by their terms cannot be satisfied until the Closing, provided that such conditions are then capable of being satisfied), then the Buyer Parties shall pay to the Company (or an affiliate of the Company designated in writing by the Company to the Buyer Parties) in immediately available funds the Reverse Termination Fee, no later than two (2) Business Days following such termination.

(d)          Notwithstanding anything in this Agreement to the contrary, the Buyer Parties agree that in the event that the Company Termination Fee becomes payable pursuant to Section 6.08(b) and is paid in full in accordance therewith, such payment of the Company Termination Fee shall be the sole and exclusive remedy of each member of the Buyer Group against all members of the Company Group, at law or in equity or otherwise, with respect to (i) any loss or damage suffered, directly or indirectly, as a result of the failure of the Transactions to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement, or (iv) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement. Notwithstanding the foregoing, nothing in this Section 6.08(d) shall limit the right of the Buyer Parties (A) prior to termination (but not after termination) of this Agreement to bring or maintain any claim, suit, action or proceeding for injunction, specific performance or other equitable relief as expressly provided for and subject to the limitations in Section 9.11; provided that under no circumstances shall the Buyer Parties be permitted or entitled to receive both a grant of specific performance of the obligation to close contemplated by Section 9.11 and all or any portion of the Company Termination Fee; or (B) to bring or maintain any claim, suit, action or proceeding against the Company arising out of or in connection with any breach of the Confidentiality Agreement. The Buyer Parties further agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not such Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times or upon the occurrence of different events.

(e)          Notwithstanding anything in this Agreement to the contrary, the Company agrees that in the event that the Reverse Termination Fee becomes payable pursuant to Section 6.08(c) and is paid in full in accordance therewith, such payment of the Reverse Termination Fee shall be the sole and exclusive remedy of each member of the Company Group against all members of the Buyer Group, at law or in equity or otherwise, with respect to (i) any loss or damage suffered, directly or indirectly, as a result of the failure of the Transactions to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement, or (iv) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement. Notwithstanding the foregoing, nothing in this Section 6.08(e) shall limit the right of the Company (A) prior to termination (but not after termination) of this Agreement to bring or maintain any claim, suit, action or proceeding for injunction, specific performance or other equitable relief as expressly provided for and subject to the limitations in Section 9.11; provided that under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the obligation to close contemplated by Section 9.11 and all or any portion of the Reverse Termination Fee; or (B) to bring or maintain any claim, suit, action or proceeding against the Buyer Parties arising out of or in connection with any breach of the Confidentiality Agreement. The Company further agrees that in no event shall the Buyer Parties be required to pay the Reverse Termination Fee on more than one occasion, whether or not such Reverse Termination Fee may be payable under more than one provision of this Agreement at the same or at different times or upon the occurrence of different events.

(f)          The Company Termination Fee and the Reverse Termination Fee payable pursuant to this Section 6.08 shall be made by wire transfer of same day funds. The parties acknowledge that the agreements contained in this Section 6.08 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the Company or the Buyer Parties would enter into this Agreement. Accordingly, if (i) the Company fails to promptly pay the amount due by the Company pursuant to Section 6.08(b), and, in order to obtain such payment, any of the Buyer Parties commences a suit which results in a binding nonappealable judgment rendered by a court of competent jurisdiction against the Company for the fee or other amounts set forth in Section 6.08(b), the Company shall pay to the Buyer Parties their reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such suit, and (ii) the Buyer Parties fail to promptly pay the amount due by the Buyer Parties pursuant to Section 6.08(c), and, in order to obtain such payment, the Company commences a suit which results in a binding nonappealable judgment rendered by a court of competent jurisdiction against the Buyer Parties for the fee set forth in Section 6.08(c), the Buyer Parties shall pay to the Company its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such suit. In addition, if the Buyer Parties or the Company fails to promptly pay the amount due by such party pursuant to this Section 6.08, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at a rate per annum equal to three (3) percent plus the prime interest rate published in The Wall Street Journal on the date such interest begins accruing.

(g)          If the Company or the Buyer Parties are required to make a Termination Payment, then such Termination Payment shall be paid into the Escrow Account on the date such payment is required to be paid pursuant to Section 6.08 by wire transfer of immediately available funds. The amount payable to the Termination Payment Recipient in any tax year of such Termination Payment Recipient shall not exceed the sum of (A) the maximum amount that can be paid to such Termination Payment Recipient without causing such Termination Payment Recipient to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c) (3) of the Code (“Qualifying Income”) and such Termination Payment Recipient has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by such Termination Payment Recipient’s independent accountants, plus (B) in the event such Termination Payment Recipient receives either (I) a letter from its counsel indicating that such Termination Payment Recipient has received a ruling from the IRS as described in Section 6.08(h) or (II) an opinion from such Termination Payment Recipient’s outside counsel as described in Section 6.08(h), an amount equal to the excess of the applicable Termination Payment less the amounts paid under clause (A) above.

(h)          The Escrow Agreement shall provide that the Termination Payment in the Escrow Account or any portion thereof shall not be released to the Termination Payment Recipient unless the Escrow Agent receives any one or combination of the following: (A) a letter from the Termination Payment Recipient’s independent accountants indicating the maximum amount that can be paid by the escrow agent to such Termination Payment Recipient without causing such Termination Payment Recipient to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and such Termination Payment Recipient has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the Escrow Agent shall release such amount to such Termination Payment Recipient, or (B) a letter from such Termination Payment Recipient’s counsel indicating that (I) such Termination Payment Recipient received a ruling from the IRS holding that the receipt by the Termination Payment Recipient of the applicable Termination Payment would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (II) such Termination Payment Recipient’s outside counsel has rendered a legal opinion to the effect that the receipt by such Termination Payment Recipient of the applicable Termination Payment should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the Escrow Agent shall release the remainder of the applicable Termination Payment to the Termination Payment Recipient. Each of the Company and the Buyer Parties agrees to amend

Section 6.08(g) and this Section 6.08(h) and the Escrow Agreement at the reasonable request of the Termination Payment Recipient in order to (x) maximize the portion of the Termination Payment that may be distributed from the Escrow Account to the Termination Payment Recipient hereunder without causing such Termination Payment Recipient to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve such Termination Payment Recipient’s chances of securing a favorable ruling described in this Section 6.08(h) or (z) assist such Termination Payment Recipient in obtaining a favorable legal opinion from its outside counsel as described in this Section 6.08(h). Any amount of the Termination Payment that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 6.08(h).

(i)          Parent and the Company acknowledge and agree that in no event shall the sum of all disbursements from the Escrow Account pursuant to Section 6.08(g), Section 6.08(h) and the Escrow Agreement (without giving effect to any interest earned on the amounts deposited with the Escrow Agreement, which interest shall be paid to the Termination Payment Recipient) exceed the amount of the applicable Termination Payment.

6.09       Public Announcements. The parties hereto agree that the initial press release to be issued with respect to the Merger shall be in the form heretofore agreed upon by the parties hereto. Subject to Section 5.03, the Buyer Parties, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or obligations pursuant to any listing agreement with any national securities exchange.

6.10       Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Merger Sub or the Surviving LLC. The Company shall cooperate with the Buyer Parties in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

6.11       Merger Sub Compliance. Parent shall cause Merger Sub to comply promptly with all of Merger Sub’s obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

6.12       Stockholder Litigation. The Company shall give the Buyer Parties the opportunity to participate in the defense or settlement of any stockholder litigation against the Company, its directors or executive officers arising after the date of this Agreement as a result of the Transactions, and with respect to any settlement in connection therewith (other than any settlement solely for monetary damages that is entirely paid for with proceeds of insurance) no such settlement shall occur without the Buyer Parties’ prior written consent, not to be unreasonably withheld, conditioned or delayed. It is understood and agreed that this Section 6.12 shall not give the Buyer Parties the right to direct any such defense.

6.13       State Takeover Statutes; Other Matters.

(a)          The Company and the Company Board shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or the other Transactions provided for in this Agreement and (ii) if any state takeover statute or similar statute becomes applicable to the Merger, this Agreement or the other Transactions contemplated by this Agreement, take all action necessary to ensure that the Merger, this Agreement and all of other Transactions provided for in this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement, or the other Transactions provided for in this Agreement.

(b)          The Company shall not implement, approve, agree or commit to enter into, or authorize any stockholder rights plan, “poison pill” plan or other similar device in effect, to which the Company is a party or otherwise bound.

6.14       Further Assurances. At and after the Effective Time, the officers and managers of the Surviving LLC shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving LLC any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving LLC as a result of, or in connection with, the Merger.

ARTICLE VII
CONDITIONS PRECEDENT

7.01       Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction (or waiver if permissible under applicable Law) on or prior to the Effective Time of the following conditions:

(a)          Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b)          No Injunctions or Restraints. No Judgment issued by any Governmental Entity or other Law preventing the consummation of the Merger shall be in effect; provided, however, that prior to asserting this condition, each of the parties hereto shall have complied in all material respects with Section 6.03.

7.02       Additional Conditions to Obligations of the Buyer Parties. The obligations of the Buyer Parties to effect the Merger are subject to the satisfaction (or waiver if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a)          Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in the first, second, fourth and sixth sentences of Section

3.03 (Capital Structure), Section 3.04(d) (Authority; Execution and Deliver; Enforceability; No Appraisal Rights) and Section 3.08(a) (Absence of Certain Changes or Events), shall be true and correct in all respects at the Closing Date as if made at and as of such time (except to the extent such representations and warranties in Section 3.03 expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such date, and except where the failure of any representations and warranties in the first, second, fourth and sixth sentences of Section 3.03 to be true and correct at the Closing Date, or such specific date, as applicable, does not result in additional aggregate consideration payable by the Buyer Parties or the Surviving LLC pursuant to Section 2.01 or Section 2.02 in excess of a de minimis amount in the aggregate), (ii) the representations and warranties of the Company contained in Section 3.01(a) (Organization, Standing and Power), Section 3.02 (Company Subsidiaries; Equity Interests), Section 3.04(a)-(c) (Authority; Execution and Delivery; Enforceability; No Appraisal Rights), , and Section 3.22 (Inapplicability of Takeover Statutes; No Rights Plan) shall be true and correct in all material respects at the Closing Date as if made at and as of such time (except to the extent such representations and warranties expressly relate to the date hereof or another date, in which case such representations and warranties shall be true and correct in all material respects as of such date) and (iii) each of the representations and warranties of the Company set forth in this Agreement (other than those contained in the preceding clauses (i) and (ii)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at the Closing Date as if made at and as of such time (except to the extent that such representation and warranty speaks as of the date hereof or another date, in which case such representation and warranty shall be true and correct as of that date), except where the failure of the representations and warranties referred to in this clause (iii) to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be likely to have, a Company Material Adverse Effect.

(b)          Performance of Obligations of the Company. The Company shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)          Tax Opinion. The Buyer Parties shall have received an opinion of Morrison & Foerster LLP, dated as of the Closing Date and in substantially the form attached hereto as Exhibit A, that the Company, commencing with its taxable year ended December 31, 2008 through its taxable year ending on the Closing Date, and its predecessor-in-interest, AmREIT, a Maryland real estate investment trust, commencing with its taxable year ended December 31, 2007 through its taxable year ended November 24, 2009, were organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code. Such opinion shall be based upon customary assumptions and customary representations made by the Company and Company Subsidiaries.

(d)          No Company Material Adverse Effect. From the date of this Agreement to the Effective Time, there shall not have occurred any Event which, either individually or in the aggregate with any other Events, has had or would reasonably be likely to have a Company Material Adverse Effect.

(e)          Compliance Certificate. The Company shall have delivered to the Buyer Parties a certificate signed by an executive officer of the Company dated as of the Closing Date certifying that the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(d) have been satisfied.

7.03       Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction (or waiver if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a)          Representations and Warranties of the Buyer Parties. Each representation and warranty of the Buyer Parties contained in this Agreement that is qualified by reference to a Buyer Material Adverse Effect shall be true and correct as of the Closing Date, except to the extent such representation and warranty is expressly made as of an earlier date (in which case on and as of such earlier date) and each representation and warranty of the Buyer Parties contained in this Agreement that is not qualified by reference to a Buyer Material Adverse Effect shall be true and correct as of the Closing Date, except to the extent that any such representation or warranty is expressly made as of earlier date (in which case on and as of such earlier date), other than for such failures to be so true and correct (without giving effect to any limitation as to materiality or Buyer Material Adverse Effect set forth therein) that would not reasonably be likely to have a Buyer Material Adverse Effect.

(b)          Performance of Obligations of the Buyer Parties. The Buyer Parties shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)          Compliance Certificate. The Buyer Parties shall have delivered to the Company a certificate signed by an executive officer of the Buyer Parties dated as of the Closing Date certifying that the conditions specified in Section 7.03(a) and Section 7.03(b) have been satisfied.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

8.01       Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (provided, that any termination pursuant to Section 8.01(d) or Section 8.01(f) may only occur prior to obtaining the Company Stockholder Approval):

(a)          by mutual written consent of the Buyer Parties and the Company;

(b)          by any of the Buyer Parties or the Company:

(i)          if the Merger shall not have been consummated on or before May 1, 2015 (as it may be extended, the “Outside Date”), unless the failure to consummate the Merger is the result of a material breach of this Agreement by the party seeking to terminate this Agreement (which, in the case of the Buyer Parties, includes any breach by any Buyer Party);

(ii)          if there shall be any Law or Judgment permanently enjoining, restraining or prohibiting the consummation of the Merger that shall have become final and nonappealable; or

(iii)         if, upon a vote taken at the Company Stockholders Meeting (or any adjournment or postponement thereof), the Company Stockholder Approval is not obtained; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(b)(iii) if the Company has not complied with its obligations under Section 5.03 or Section 6.01 in all material respects or has otherwise breached in any material respect any of its obligations under this Agreement in any manner that was the proximate cause of the failure to obtain the Company Stockholder Approval at the Company Stockholders Meeting (including any postponement or adjournment thereof).

(c)          by the Buyer Parties, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement such that the condition set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied if the date of such termination was the Outside Date, which breach or failure to perform is incapable of being cured by the Company by the Outside Date or, if capable of being cured by the Company by the Outside Date, has not been cured prior to the earlier of (x) thirty (30) days after the delivery of written notice to the Company of such breach and (y) the Outside Date (provided that the Buyer Parties are not then in material breach of any representation, warranty or covenant contained in this Agreement);

(d)          by the Buyer Parties, prior to the Effective Time, if (i) an Adverse Recommendation Change has occurred, (ii) (A) a Company Takeover Proposal is publicly proposed or announced or otherwise becomes publicly known and (B) the Company Board shall fail to confirm the recommendation by the Company Board of this Agreement, the Merger or the other Transactions within five (5) Business Days of a request from the Buyer Parties to do so (which request may only be made once with respect to any such Company Takeover Proposal and each amendment thereto), (iii) the Company fails to include the Company Board Recommendation in the Proxy Statement, or (iv) the Company materially breaches or fails to perform any of its obligations under Section 5.03;

(e)          by the Company, if the Buyer Parties breach or fail to perform any of their representations, warranties or covenants contained in this Agreement such that the condition set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied if the date of such termination was the Outside Date, which breach or failure to perform is incapable of being cured by the Buyer Parties by the Outside Date or, if capable of being cured by the Buyer Parties by the Outside Date, has not been cured prior to the earlier of (x) thirty (30) days after the delivery of written notice to the Buyer Parties of such breach and (y) the Outside Date (provided that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement); or

(f)          by the Company, prior to obtaining the Company Stockholder Approval, in order to concurrently or immediately after enter into a written agreement for a Company Takeover Proposal that is a Superior Company Proposal, if the Company, concurrently with, and as a condition to, any termination pursuant to this Section 8.01(f), pays the Buyer Parties the Company Termination Fee as set forth in Section 6.08(b)(i); provided, that the Company may not terminate this Agreement pursuant to this Section 8.01(f) if such Superior Company Proposal resulted from a material breach by the Company of Section 5.03.

8.02       Effect of Termination. In the event of termination of this Agreement by either the Company or the Buyer Parties as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Buyer Parties or the Company (or any stockholder, director, officer, employee, agent, consultant or representative of such party), other than the last sentence of Section 6.02, Section 6.08, this Section 8.02 and Article IX, which provisions shall survive such termination; provided, however, that, subject to Section 6.08(d) and Section 6.08(e), no such termination shall relieve any party hereto from any liability for damages incurred or suffered by a party (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by such party’s stockholders, taking into consideration relevant matters, including other combination opportunities and the time value of money), to the extent such damages were the result of fraud or the willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

8.03       Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that (a) after receipt of the Company Stockholder Approval, there shall be made no amendment or waiver that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders, (b) no amendment shall be made to this Agreement after the Effective Time, and (c) except as provided above, no amendment of this Agreement by the Company shall require the approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.04       Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.03, waive compliance with any of the agreements or conditions contained in this Agreement. Subject to the proviso in Section 8.03, no extension or waiver by the Company shall require the approval of the stockholders of the Company. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

8.05       Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of the Buyer Parties or the Company, action by its board of directors or the duly authorized designee of its board of directors. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of the Company.

ARTICLE IX
GENERAL PROVISIONS

9.01      Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time.

9.02      Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 9.02 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 9.02; or (c) when sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service, three (3) days after mailing (one (1) Business Day in the case of express mail or overnight courier service); as follows (or at such other address for a party as shall be specified by like notice):

(a)	if to the Buyer Parties, to

Edens Limited Partnership
1221 Main Street, Suite 1000
Columbia, SC 29201
	Facsimile No.:	(803) 799-1599
	Attention:	Jason K. Tompkins, Chief Financial Officer
	Email:	jtompkins@edens.com

with a copy to:

King & Spalding LLP
100 N Tryon Street
Suite 3900
Charlotte, NC 28202
	Facsimile:	(704) 503-2622
	Attention:	Mark V. Thigpen
Anthony W. Rothermel
	Email:	mthigpen@kslaw.com
trothermel@kslaw.com

(b)	if to the Company, to

AmREIT, Inc.
8 Greenway Plaza, Suite 1000
Houston, TX 77046
	Facsimile No.:	(713) 860-4932
	Attention:	Chad C. Braun, Chief Operating Officer and Chief Financial Officer
	Email:	cbraun@amreit.com

with a copy to:

Morrison & Foerster LLP
2000 Pennsylvania Avenue, N.W.
Suite 6000
Washington, D.C. 20006
	Facsimile:	(202) 887-0763
	Attention:	John Good, Esq.
David P. Slotkin, Esq.
	Email:	jgood@mofo.com
dslotkin@mofo.com

9.03      Definitions.

(a)         For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement (i) in effect on the date hereof or (ii) that (x) contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement and (y) does not include a provision calling for an exclusive right to negotiate with the Company and does not restrict the Company in any way from complying with this Agreement, including prohibiting the Company from providing information or written materials to the Buyer Parties; provided that such confidentiality agreement may contain a less restrictive or no standstill restriction than the standstill contained in the Confidentiality Agreement.

An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York.

“Buyer Group” means (i) the Buyer Parties, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders and assignees of the Buyer Parties, (iii) any Financing Source, or any lead arranger, arranger, agent or Representative of or to the Buyer Parties, and (iv) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing.

“Company Group” means (i) the Company and the Company Subsidiaries and their respective Representatives, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders, assignees of the Company or any of the Company Subsidiaries, and (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing.

“Company Material Adverse Effect” means any change, circumstance, development, event, effect, condition, state of facts or occurrence (each, an “Event”) that (i) has a material adverse effect on the business, financial condition or results of operations of the Company, the Company Subsidiaries and the JV Entities, taken as a whole, or (ii) prevents or materially delays the ability of the Company to consummate the Merger; provided, however, that in the case of the immediately preceding clause (i), none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: any Event (A) generally affecting (1) the industry in which the Company, the Company Subsidiaries and the JV Entities primarily operate or (2) the economy, or financial, credit, foreign exchange, securities or capital markets (including changes in interest rates or exchange rates), including any disruption thereof, in the United States or (B) to the extent arising or resulting from any of the following: (1) changes in applicable Law or mandatory changes in applicable accounting regulations or principles or interpretations thereof, (2) the announcement or pendency of this Agreement or the anticipated consummation of the Merger and the other Transactions (including compliance with the covenants set forth herein and the identity of the Buyer Parties as the acquiror of the Company, or any action taken, delayed or omitted to be taken by the Company at the express written request or with the prior written consent of the Buyer Parties), including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, tenants, vendors, lenders, investors, subcontractors or venture partners (provided that the exception in this clause (B)(2) shall not apply to “Company Material Adverse Effect” as used in Section 3.05), (3) national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism, sabotage, strikes, freight embargoes or similar calamity or crisis, (4) fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornados or other natural disasters, (5) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure to meet publicly announced revenue or earnings projections or predictions (whether such projections or predictions were made by the Company or independent third parties) or internal projections (provided that the underlying cause of any such decline, change or failure shall be considered in determining whether a Company Material Adverse Effect has occurred or would reasonably be likely to occur to the extent not excluded by another exception herein), (6) any proceeding by any of the Company’s stockholders arising out of, concerning or related to this Agreement or any of the Transactions, in each case after the date hereof, (7) any Events directly or indirectly attributable to any submissions, or proceedings with any Governmental Entity, under any antitrust Laws, or (8) any Event that has been cured prior to the Closing; provided, however, that any Event arising out of or resulting from the matters described in clauses (A)(1), (A)(2), (B)(1), (B)(3), or (B)(4), shall not be excluded if and to the extent that such Event disproportionately affects the Company, the Company Subsidiaries and the JV Entities, taken as a whole, as compared to other Persons engaged in the businesses in which the Company or any of the Company Subsidiaries or JV Entities engages.

“Company Takeover Proposal” means, other than the Merger, any offer, proposal, inquiry, plan, arrangement or other expression or indication of interest relating to (i) any acquisition or purchase (including through a merger, consolidation, share exchange, business combination, reorganization, recapitalization, reclassification or other similar transactions), directly or indirectly, of twenty percent (20%) or more of any class of equity or voting securities as of the consummation of such acquisition or purchase of the Company or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party or “group” (as defined under Section 13(d) of the 1934 Act) beneficially owning twenty percent (20%) or more of any class of equity or voting securities as of the consummation of such tender offer or exchange offer of the Company or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company, (iii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, reclassification or other similar transaction involving the Company or any of the Company Subsidiaries pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the voting equity interests in the surviving or resulting parent entity of such transaction, (iv) a sale, transfer, lease, license, exchange, mortgage, pledge, transfer or acquisition or disposition of more than twenty percent (20%) of the consolidated net revenues, net income or assets (measured by the fair market value thereof) of the Company and the Company Subsidiaries taken as a whole, or (v) a liquidation, dissolution or other winding up of the Company and the Company Subsidiaries, taken as a whole.

“Environmental Law” means any Law or Judgment relating to pollution, contamination or the cleanup, protection or restoration of the environment or natural resources, or human health as it relates to the exposure to hazardous or toxic substances.

“Escrow Account” means the account created by the Escrow Agent into which the payment of the Termination Payment required by Section 6.08(g) shall be made.

“Escrow Agent” means a nationally recognized bank or trust company selected by the party making the Termination Payment and reasonably acceptable to the Termination Payment Recipient to act as escrow agent with respect to the Escrow Account.

“Escrow Agreement” means the escrow agreement, by and among the Escrow Agent, Parent and the Company, on terms and conditions that, subject to Section 6.08(h), are reasonably

67

satisfactory to the parties thereto, for purposes of holding, investing and distributing the Termination Payment, as further provided therein.

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings in connection with the Transactions, including the parties to the Financing Documents and any joinder agreements or credit agreements relating thereto, and their and their respective affiliates’ officers, directors, employees, agents and representatives involved in the Financing and their respective successors and assigns.

“Hazardous Substances” means (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each has been amended from time to time, and all regulations thereunder in effect prior to the date hereof, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) polychlorinated biphenyls, asbestos and radon, and (iv) any other contaminant, substance, material or waste regulated by any Governmental Entity pursuant to any Environmental Law.

“Intellectual Property” means (i)  patents, patent applications and invention registrations of any type, (ii) trademarks, service marks, trade dress, logos, trade names, domain names, corporate names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrights, and registrations and applications for registration thereof, and (iv) trade secrets.

“knowledge” means, with respect to any matter in question, (i) as to the Company, the actual knowledge, after reasonable inquiry, of the persons listed on Schedule 9.03(a)(i), and (ii) as to the Buyer Parties, the actual knowledge, after reasonable inquiry, of the persons listed on Schedule 9.03(a)(ii).

“Organizational Documents” means, with respect to any entity, (i) the charter, certificate or articles of incorporation and the by-laws, the certificate of formation and partnership agreement or operating agreement (as applicable) and (ii) any documents comparable to those described in clause (i) as may be applicable to such entity pursuant to any applicable Law.

A “Person” or “person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Permitted Liens” means (i) Liens for Taxes not yet delinquent and Liens for Taxes being contested in good faith and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP); (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress; (iii) inchoate workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any Company Subsidiary; (iv) with respect to real property, zoning restrictions, survey exceptions, utility easements, rights of way and similar Liens that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality and that do not interfere materially with the use of such property or, with respect to unimproved or vacant real property, interfere materially with the intended use of such property; (v) with respect to real property, any tenant leases, any title exception disclosed in any Company Title Insurance Policy (whether material or immaterial), Liens and obligations arising under the Material Contracts (including but not limited to any Lien securing mortgage debt disclosed in the Company Disclosure Letter), any other Lien that does not interfere materially with the use of such property or materially adversely affect the value or marketability of such property; (vi) Liens imposed or promulgated by law or any Governmental Entity or included in any Company or Company Subsidiary space lease with respect to real property, including easements, rights of way, rights of use and zoning regulations, provided that they do not materially adversely affect the use of any Company Property; and (vii) other Liens being contested in the ordinary course of business in good faith, provided an appropriate reserve has been established therefore on the Company’s balance sheet for the year ended December 31, 2013; and (viii) with respect to any real property, any other easements, leases, rights of way, restrictions, covenants, licenses or other Liens, whether or not of record, or any encroachments or other survey defects which would be disclosed by a current accurate survey or physical inspection of the Company Property or otherwise, to the extent not otherwise included under clauses (i) through (vii), but which, individually and in the aggregate (but without including any other Liens otherwise included as Permitted Liens pursuant to any other clauses of this definition), do not interfere materially with the use of such property or, with respect to unimproved or vacant real property, interfere materially with the intended use of such property.

“Predecessor Company” means, collectively, the predecessor companies to the Company, consisting of AmREIT, a Texas real estate investment trust, and its successor, AmREIT, a Maryland real estate investment trust .

“Representatives” means any officer, director or employee of, or any investment banker, attorney, accountant or other advisor or representative of the Company or any Company Subsidiary.

A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests) of which is owned, directly or indirectly, by such first person, but not including any JV Entity.

“Superior Company Proposal” means any bona fide, written Company Takeover Proposal (with all references to 20% in the definition of Company Takeover Proposal being treated as references to 50% for these purposes and the reference to 80% in the definition of Company Takeover Proposal being treated as a reference to 50%) on terms that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) are more favorable to the Company and its stockholders (in their capacity as such) than the Merger, taking into account all reasonably available legal, financial, regulatory and other aspects of such Company Takeover Proposal (including the likelihood of consummation of such Company Takeover Proposal) that the Company Board deems relevant.

“Taxes” means any and all taxes and other similar charges, fees, levies and assessments of any kind, including income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, license, payroll, franchise, transfer and recording taxes, including estimated taxes and, whether computed on a separate, consolidated, unitary, combined or any other basis (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto), imposed by any Taxing Authority.

“Tax Protection Agreements” means any agreement to which the Company or any Company Subsidiary is a party pursuant to which the Company or any Company Subsidiary has agreed to (i) maintain a minimum level of debt or continue a particular debt or allocate a certain amount of debt to a particular owner, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, and/or (iv) only dispose of assets in a particular manner, in each case for Tax reasons.

“Termination Payment” means (a) the Company Termination Fee with respect to any payment required to be made by the Company pursuant to Section 6.08(b), and (b) the Reverse Termination Fee with respect to any payment required to be made by the Buyer Parties pursuant to Section 6.08(c).

“Termination Payment Recipient” means (a) the Buyer Parties, with respect to the payment of the Company Termination Fee, and (b) the Company, with respect to the payment of the Reverse Termination Fee.

A “willful and material breach” shall mean a material breach that is a consequence of an act undertaken, or a failure to act, which the breaching party actually knew, or reasonably should have known, would result in a breach of this Agreement.

(b)          The following terms shall have the respective meanings set forth in the Section set forth opposite such term:

Adverse Recommendation Change	Section 5.03(a)
Agreement	Preamble
Amended Credit Agreement	Section 4.10
Articles of Merger	Section 1.03
Bankruptcy and Equity Exception	Section 3.04(a)
Buyer Material Adverse Effect	Section 4.01(a)
Buyer Parties	Preamble
Capital Expenditures	Section 5.01(m)
Certificate of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Recitals
Company	Preamble
Company Benefit Plans	Section 3.11(a)
Company Board	Recitals
Company Board Recommendation	Section 3.04(b)

Company Capital Stock	Section 3.03(a)
Company Common Stock	Section 2.01
Company Disclosure Letter	Article III
Company Employees	Section 6.05(a)
Company Health Plan	Section 3.11(m)
Company Insurance Policies	Section 3.18
Company Intellectual Property	Section 3.16
Company Leases	Section 3.15(b)
Company Preferred Stock	Section 3.03(a)
Company Properties	Section 3.15(a)
Company Property	Section 3.15(a)
Company Restricted Stock	Section 2.01(c)
Company SEC Documents	Section 3.06(a)
Company Stockholder Approval	Section 3.04(c)
Company Stockholders Meeting	Section 6.01(b)
Company Subsidiaries	Section 1.07
Company Title Insurance Policy	Section 3.15(e)
Confidentiality Agreement	Section 6.02
Consent	Section 3.05(b)
Contract	Section 3.05(a)
D&O Insurance	Section 6.07(b)
Debt Financing	Section 4.10
Delaware Secretary of State	Section 1.03
Effective Time	Section 1.03
Environmental Permits	Section 3.14(a)(ii)
Equity Commitment Agreements	Section 4.10
Equity Financing	Section 4.10
ERISA	Section 3.11(a)
ERISA Affiliate	Section 3.11(k)
Exchange Fund	Section 2.02(a)
Filed Company SEC Documents	Article III
Financing	Section 4.10
Financing Documents	Section 4.10
GAAP	Section 3.06(c)
Governmental Entity	Section 3.05(b)
Ground Lease	Section 3.15(h)
Ground Leases	Section 3.15(h)
HCERA	Section 3.11(m)
Healthcare Reform Laws	Section 3.11(m)
Indemnified Party	Section 6.07(c)
IRS	Section 3.09(a)
Judgment	Section 3.05(a)
JV Entities	Section 3.02(b)
JV Lease	Section 3.15(b)
Law	Section 3.05(a)
Liens	Section 3.02(a)

LLC Act	Recitals
Losses	Section 6.07(c)
Material Contract	Section 3.17(a)
Maximum Premium	Section 6.07(b)
MGCL	Recitals
Measurement Date	Section 3.03(a)
Merger	Recitals
Merger Consideration	Section 2.01(b)(i)
Merger Sub	Preamble
Operating Agreement	Section 1.05
Outside Date	Section 8.01(b)(i)
Parent	Preamble
Paying Agent	Section 2.02(a)
Permit	Section 3.13
PPACA	Section 3.11(m)
Proxy Statement	Section 3.05(b)
Qualifying Income	Section 6.08(g)
REIT	Section 1.07
Reverse Termination Fee	Section 6.08(c)
SDAT	Section 1.03
SEC	Article III
Section 5.03 Notice	Section 5.03(c)
Section 16	Section 6.05(f)
Shares	Section 2.01(b)(ii)
Surviving LLC	Section 1.01
Taxing Authority	Section 2.02(g)
Tax Returns	Section 3.09(a)
Transactions	Recitals
Transfer Taxes	Section 6.10
Voting Company Debt	Section 3.03(a)
401(K) Plan	Section 6.05(g)

9.04       Interpretation; Exhibits and Disclosure Letters. The headings contained in this Agreement or in any Exhibit hereto or the Company Disclosure Letter and in the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Any capitalized terms used in any Exhibit or the Company Disclosure Letter, but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to a Section or Article of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any matter disclosed pursuant to any Section of the Company Disclosure Letter whose relevance or applicability to any representation or warranty made elsewhere in this Agreement is reasonably apparent on its face shall be deemed to be disclosed with respect to such Sections of such Company Disclosure Letter, notwithstanding the omission of a reference or cross-reference thereto. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns. References to matters disclosed in the Filed Company SEC Documents are made without giving effect to any amendment to any such Filed Company SEC Document that is filed on or after the date that is three (3) Business Days prior to the date hereof and exclude any disclosures set forth in any risk factor section, sections relating to forward looking statements and any other disclosures included in such Filed Company SEC Documents that constitute predictive, cautionary or forward-looking statements. For all purposes of this Agreement: (i) any notice given to Parent shall constitute notice given to each of the Buyer Parties, (ii) a consent given by Parent shall constitute a consent given by each of the Buyer Parties and (iii) a delivery to or the making of a document available to Parent shall constitute delivery to or the making of such document available to each of the Buyer Parties.

9.05       Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible. Notwithstanding the foregoing, the parties intend that the rights, limitations and remedies contained in Sections 5.03 and 6.08 and Article 8 be construed as integral provisions of this Agreement and that such rights, limitations and remedies shall not be severable in any manner that restricts a party’s remedies or rights under this Agreement.

9.06       Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by “PDF” e-mail transmission), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.07       Entire Agreement; No Third Party Beneficiaries. This Agreement, taken together with the Exhibits hereto, the Company Disclosure Letter and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Transactions and (b) except for (i) Section 6.07, (ii) only with respect to holders of record of the Company Common Stock immediately prior to the Effective Time, and only after the Effective Time, for the provisions set forth in Article II, and (iii) only with respect to holders of Company Restricted Stock immediately prior to the Effective Time, and only at and after the Effective Time, for the provisions set forth in Section 2.01(c), are not intended to confer upon any person other than the parties hereto any rights or remedies, whether as third-party beneficiaries or otherwise; provided, however, that the Company shall be entitled to pursue damages on behalf of its stockholders as provided in Section 9.11(b).

9.08       Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Maryland, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

9.09       Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any purported assignment without such consent shall be void. Notwithstanding the foregoing, the Buyer Parties shall be permitted, without the consent of any other party hereto, to (a) assign all or any of their rights and obligations under this Agreement to one or more subsidiaries of the Buyer Parties, and (b) make a collateral assignment to any of the Financing Sources in connection with the transactions contemplated by this Agreement; provided, that no such assignment shall (i) relieve the assigning party of its obligations under this Agreement, (ii) enlarge, alter or change any obligation of any other party hereto or due to such assigning party or (iii) be permitted if such assignment would reasonably be likely to prevent, impair or delay the consummation of the Merger and the other transactions contemplated hereby. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.10       Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties hereto by a person duly authorized by such party to do so.

9.11       Enforcement.

(a)          The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. For the avoidance of doubt, the rights of the Company under this Section 9.11 shall include the right to cause the Buyer Parties to consummate the Merger and the Transactions following satisfaction of all of the conditions in Sections 7.01 and 7.02 (except those conditions that by their terms cannot be satisfied until the Closing, provided that such conditions are then capable of being satisfied).

(b)          Notwithstanding Section 9.11(a), it is acknowledged and agreed that the Company shall be entitled to seek specific performance of the Buyer Parties’ obligations pursuant to the terms of Sections 6.06(a)(iii) and 6.06(a)(iv) of this Agreement with respect to the institutions parties to the Financing Documents only in the event that each of the following conditions has been satisfied: (i) all of the conditions in Sections 7.01 and 7.02 shall have been satisfied (except those conditions that by their terms cannot be satisfied until the Closing, provided that such conditions are then capable of being satisfied), (ii) in the case of an action for specific performance with respect to the institutions parties to the Equity Commitment Agreements, the Debt Financing has been funded, is reasonably expected to be or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has confirmed in a written notice to the Buyer Parties that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur, and that it is willing to waive any unsatisfied conditions in Section 7.03. For the avoidance of doubt, (A) in no event shall the Company be entitled to enforce or seek to enforce specifically the Buyer Parties’ obligations to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or is not reasonably expected to be or will not be funded at the Closing if the Equity Financing is funded at the Closing), and (B) in the event that the Company (or the Buyer Parties) receives a grant of specific performance pursuant to this Section 9.11 and the Closing occurs, the Company (or the Buyer Parties) will be deemed to have waived any and all rights to pursue and recover all or any portion of the Reverse Termination Fee pursuant to Section 6.08(c) (or in the case of the Buyer Parties, the Company Termination Fee pursuant to Section 6.08(b) and any other remedy as a matter of law, contract, tort, equity or otherwise (for money damages or otherwise) upon such receipt of specific performance.

(c)          Subject to Section 6.08(e), the Company may pursue any other remedy available to it at law or in equity, including monetary damages, which damages the Buyer Parties agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by the Company’s stockholders (determined by reference to the total amount that would have been recoverable by the Company’s stockholders if all such stockholders brought an action against the Buyer Parties and were recognized as third party beneficiaries hereunder); provided that, subject to Section 9.07, it is agreed that neither this provision nor any other provision in this Agreement is intended to provide the Company’s stockholders (or any party acting on their behalf other than the Company) the ability to seek (whether in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company) the enforcement of, or directly seek any remedies pursuant to, this Agreement, or otherwise create any rights in the Company’s stockholders under this Agreement or otherwise, including against the Company or its directors, under any theory of law or equity, including under the applicable Laws of agency or the Laws relating to the rights and obligations of third party beneficiaries. For the avoidance of doubt as to the parties’ intent, the determination of whether and how to terminate, amend, make any waiver or consent under, or enforce this Agreement, and whether and how (if applicable) to distribute any damages award to its stockholders, shall exclusively belong to the Company (acting expressly through its Company Board) in its sole discretion.

(d)          In addition, each of the parties hereto (i) irrevocably submits itself to the personal jurisdiction of the courts of the State of Maryland or, if under applicable Law exclusive jurisdiction over the matter is vested in the federal courts, any federal court located in the State of Maryland in the event any dispute arises out of this Agreement or any Transaction, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this

Agreement or any Transaction in any court other than a state court in the State of Maryland or, if a state court in the State of Maryland lacks subject matter jurisdiction, any federal court sitting in the State of Maryland and (iv) waives any right to trial by jury with respect to any suit, action or proceeding directly or indirectly related to or arising out of this Agreement or any Transaction.

9.12       No Recourse to Financing Sources. Notwithstanding any provision of this Agreement, the Company agrees (on its behalf and on behalf of the Company Subsidiaries and JV Entities and its and their respective affiliates) that none of the Financing Sources shall have any liability or obligation to the Company, the Company Subsidiaries, the JV Entities or any of their respective affiliates relating to this Agreement or any of the transactions contemplated hereby (including the Financing); provided, however, that nothing in this Section 9.12 shall limit the rights of the Company against Parent or Merger Sub hereunder or limit any liability of any of the parties to this Agreement for breaches of the terms and conditions of this Agreement. This Section 9.12 is intended to benefit and may be enforced by the Financing Sources and shall be binding on all successors and assigns of the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, the Operating Partnership, Merger Sub and the Company have duly executed this Agreement as of the date first written above.

EDENS INVESTMENT TRUST

By:	/s/ Jason K. Tompkins
Name: Jason K. Tompkins
Title: Chief Financial Officer

EDENS LIMITED PARTNERSHIP,

	By:	Edens GP, LLC, its sole general partner

		By:	/s/ Jason K. Tompkins
Name: Jason K. Tompkins
Title: Chief Financial Officer

SATURN SUBSIDIARY, LLC,

By:	Edens Limited Partnership, its sole and managing member

	By:	Edens GP, LLC, its sole general partner

		By:	/s/ Jason K. Tompkins
Name: Jason K. Tompkins
Title: Chief Financial Officer

AMREIT, INC.

By:	/s/ H. Kerr Taylor
Name: H. Kerr Taylor
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]